Exhibit 99.1

# Annual Information Form

## Aurinia Pharmaceuticals Inc.

For the year ended
December 31, 2014

Aurinia

March 26, 2015

BASIS OF PRESENTATION

The information in this AIF is as of March 26, 2015, unless otherwise stated or where information in documents incorporated by reference has a different date.

This AIF describes the Company and its operations, its prospects, risks and other factors that affect its business.

References to the “Company” in this AIF refer to Aurinia Pharmaceuticals Inc. (“Aurinia”) after October 22, 2013 and to Isotechnika Pharma Inc. (“Pharma”) prior to October 22, 2013. Pharma changed its name to Aurinia on October 23, 2013.

All references herein to “dollars” and “$” are to United States dollars, unless otherwise indicated. All references to CDN$ are to Canadian dollars. On March 25, 2015 the exchange rate for conversion of US dollars into Canadian dollars was US$1.00 = CDN$1.2513 based upon the Bank of Canada noon rate.

Unless otherwise stated, the information set forth in this annual information form is as of December 31, 2014.

Capitalized terms that are not otherwise defined in this AIF have the meanings attributed thereto in Schedule 3 to this AIF.

FORWARD–LOOKING INFORMATION

A statement is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as “anticipate”, “believe”, “intend”, “expect”, “goal”, “may”, “outlook”, “plan”, “seek”, “should”, “strive”, “target”, “could”, “continue”, “potential” and “estimated”, or the negative of such terms or comparable terminology. You should not place undue reliance on the forward-looking statements, particularly those concerning anticipated events relating to the development, clinical trials, regulatory approval, and marketing of the Company’s products and the timing or magnitude of those events, as they are inherently risky and uncertain.

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the Company’s future prospects and make informed investment decisions. These statements may include, without limitation:

•	plans to fund the Company’s operations;

•	statements concerning strategic alternatives and future operations;

•	partnering activities;

•	summary statements relating to results of the past voclosporin trials, plans to advance the development of voclosporin;

•	statements concerning partnership activities and health regulatory discussions;

•	the timing of completion of patient enrollment in the Company’s AURA-LV and AURION studies;

•	the Company’s intention to seek regulatory approvals in the United States and Europe for voclosporin;

•	the Company’s intention to seek additional corporate alliances to support the commercialization of its products;

•	the Company’s intention to demonstrate that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class status for the treatment of LN outside of Japan;

•	the Company’s intention to use the LN Phase 2b clinical trial program to gain a clearer understanding of voclosporin’s time to onset of action in patients suffering from LN;

•	the Company’s belief that recent granted formulation patents regarding the delivery of voclosporin to the ocular surface for conditions such as dry eye have the potential to be of therapeutic value;

•	the Company’s belief that voclosporin has further potential to be of therapeutic value in other autoimmune indications and in the prevention of transplant rejection;

•	the Company’s intention to seek regulatory approval in other jurisdictions in the future and initiate clinical studies;

•	the Company’s anticipated future financial position, future revenues and projected costs; and

•	plans and objectives of management.

These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that:

•	Forward-looking statements in this AIF describe the Company’s expectations as of March 26, 2015;

•	Actual results could be materially different from what the Company expects if known or unknown risks affect its business, or if the Company’s estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements;

•	Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of mergers, acquisitions, other business combinations or transactions, dispositions, sales of assets, asset write-downs or other charges announced or occurring after the forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them. Accordingly, the expected impact cannot be meaningfully described in the abstract or presented in the same manner as known risks affecting the Company’s business;

•	The Company disclaims any intention and assume no obligation to update any forward-looking statements even if new information becomes available, as a result of future events or for any other reason.

The factors discussed below and other considerations discussed in the “Risk Factors” section of this AIF could cause the Company’s actual results to differ significantly from those contained in any forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, performance, or achievements to differ materially from any further results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

•	The need for additional capital in the longer term to fund the Company’s development programs and the effect of capital market conditions and other factors on capital availability;

•	Difficulties, delays, or failures the Company may experience in the conduct of and reporting of results of its clinical trials for voclosporin, and in particular its current LN Phase 2b clinical trial.

•	Difficulties, delays or failures in obtaining regulatory approvals for the initiation of clinical trials;

•	Difficulties, delays or failures in obtaining regulatory approvals to market voclosporin;

•	Difficulties the Company may experience in completing the development and commercialization of voclosporin;

•	Insufficient acceptance of and demand for voclosporin;

•	Difficulties, delays, or failures in obtaining appropriate reimbursement of voclosporin; and/or

•	Difficulties that the Company may experience in identifying and successfully securing appropriate corporate alliances to support the development and commercialization of its products.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. The forward-looking statements are made as of the date hereof and the Company disclaims any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

CORPORATE STRUCTURE

The Company is a clinical stage pharmaceutical company with its registered office located at #201, 17904 – 105 Avenue, Edmonton, Alberta T5S 2H5. The Company’s head office is located at #1203-4464 Markham Street, Victoria, British Columbia and incorporates the clinical, regulatory and business development functions of the Company. The office of the Chief Executive Officer is located in Bellevue, Washington.

Aurinia Pharmaceuticals Inc. is organized under the Business Corporations Act (Alberta).

The Company’s common shares are currently listed and traded on the NASDAQ under the symbol “AUPH” and on the TSX under the symbol “AUP”. The Company’s primary business is the development of a therapeutic drug to treat autoimmune diseases, in particular LN.

The Company has the following wholly owned subsidiaries: Aurinia Pharmaceuticals, Inc. (Delaware incorporated), Aurinia Pharma Limited (UK incorporated) and Aurinia Pharma Corp. (inactive). Aurinia Pharma Corp. had one wholly owned subsidiary, Aurinia Holdings Corp. (Barbados), which in turn had one wholly owned subsidiary, Aurinia Development Corp. (Barbados). These inactive Barbados subsidiaries were dissolved in 2014.

The Company’s By-Law No. 2 was amended at a shareholder’s meeting held on August 15, 2013 to include provisions requiring advance notice for any nominations of directors by shareholders.

SUMMARY DESCRIPTION OF BUSINESS

Aurinia is focused on the development of its novel therapeutic immunomodulating drug candidate, voclosporin, which is a next generation CNI. It has been studied in kidney rejection following transplantation, psoriasis and in various forms of uveitis (an ophthalmic disease).

The Company has rebranded, restructured and refocused itself since September 20, 2013 and modified its strategy to focus on the development of voclosporin for the treatment of LN. The mechanism of action of voclosporin, a CNI, has been validated with certain first generation CNIs for the prevention of rejection in patients undergoing solid organ transplants and in several autoimmune indications, including dermatitis, keratoconjunctivitis sicca, psoriasis, rheumatoid arthritis, and for LN in Japan. The Company believes that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class status for the treatment of LN outside of Japan.

LN Clinical Development Program

In June, 2014, AURINIA announced the initiation of its global 258 patient LN Phase 2b clinical trial to evaluate the efficacy of voclosporin as a treatment for LN. LN is an inflammation of the kidney that if untreated or inadequately treated can lead to end-stage renal disease, the requirement for life-long dialysis, or death.

The LN Phase 2b clinical trial, called “AURA–LV” (Aurinia Urine protein Reduction in Active Lupus with voclosporin) or AURA, is being conducted in approximately 22 countries and is a randomized, controlled, double-blind study comparing the efficacy of voclosporin against placebo in achieving remission in patients with active LN. The AURA-LV study is designed to demonstrate that voclosporin can induce a rapid and sustained reduction of proteinuria in the presence of extremely low steroid exposure and fulfill specific regulatory requests. It will compare two dosage groups of voclosporin (23.7mg and 39.5mg) administered with MMF vs. MMF alone. All patients will also receive oral corticosteroids as background therapy. There will be a primary analysis to determine complete remission at week 24 and various secondary analyses at week 48 which include biomarkers and markers of non-renal SLE.

In support of this large, randomized, LN Phase 2b clinical trial, the Company announced on February 9, 2015, the initiation of an open label, exploratory study to assess short term predictors of response using voclosporin in combination with MMF, in patients with active LN. “AURION” (Aurinia early Urinary protein Reduction Predicts Response) will examine biomarkers of disease activity at eight weeks and their ability to predict response at 24 and 48 weeks.

The results from the AURION study will contribute to the growing base of clinical data derived from the entire ongoing LN Phase 2b clinical trial program. A more clear understanding of voclosporin’s time to onset of action in patients suffering from LN may be gained.

STRATEGY

The Company’s business strategy is to optimize the clinical and commercial value of voclosporin, its late stage clinical candidate. In particular, the Company is focused on the development of voclosporin as an add-on therapy to the current standard of care, CellCept®, which was developed by the Aurinia Pharma Corp. management team during its tenure at Aspreva.

The key elements of the Company’s corporate strategy include:

•	Focusing the Company’s resources on advancing voclosporin through a robust LN Phase 2b clinical trial.

•	Mitigate development risk by leveraging the ALMS database and management team’s experience – The Company has certain rights to utilize the ALMS database including its use in planning, designing and informing the LN Phase 2b clinical trial.

•	Evaluate other voclosporin indications – while the Company intends to deploy its operational and financial resources to develop voclosporin for LN, the Company believes that recent granted formulation patents regarding the delivery of voclosporin to the ocular surface for conditions such as dry eye have the potential to be of therapeutic value. The Company will explore its strategic options to exploit shareholder value from this intellectual property. The Company also believes that voclosporin has further potential to be of therapeutic value in other autoimmune indications and in the prevention of transplant rejection. Management will consider strategic opportunities for these other potential indications on an ongoing basis.

Status of the Company’s Development Program in LN

The Company’s clinical strategy involves layering voclosporin on top of the current standard of care (CellCept®/MMF and steroids) as a MTT approach to induce and maintain remission in patients suffering from active LN. In 2012, the Company gained alignment with both the Cardio-Renal and Pulmonary, Allergy, and Rheumatology Products divisions of the FDA on its proposed Phase 2b protocol. The Company has an active IND and is currently recruiting patients for the LN Phase 2b clinical trial and AURION study.

With the existing evidence that supports the utility of CNIs in combination with MMF in treating LN, the robust safety data base of voclosporin and the fact that CellCept®/MMF in combination with the other CNIs is the standard of care in transplant, it is reasonable to consider that voclosporin is a risk-mitigated clinical asset for the treatment of LN.

About Lupus Nephritis

The Lupus Foundation of America estimates that approximately 1.5 million people in the United States of America, and up to 5.0 million people worldwide, suffer from SLE. Approximately 90% of patients suffering from SLE are women of child-bearing age. The disease causes severe impairments on quality of life and wellbeing. Of the patients suffering from SLE, 40-60% experience renal manifestations of the disease resulting in inflammation of the kidney. These patients are considered to have LN and have a high probability of advancing to end stage renal disease and dialysis if left untreated.

Based on the work performed by the former Aspreva team, the ALMS data has been reported in several respected journals, including, the New England Journal of Medicine (Dooley MA, Jayne D, Ginzler EM, Isenberg D, Olsen NJ, Wofsy D, Solomons, N et al; ALMS Group. Mycophenolate versus azathioprine as maintenance therapy for lupus nephritis. N Engl J Med. 2011 Nov 17;365(20):1886-95) and the Journal of the American Society of Nephrology (Appel GB, Contreras G, Dooley MA, Ginzler EM, Isenberg D, Jayne D, Solomons N et al; Aspreva Lupus Management Study Group. Mycophenolate mofetil versus cyclophosphamide for induction treatment of lupus nephritis. J Am Soc Nephrol. 2009 May;20(5):1103-12. Epub 2009 Apr 15.) These publications and subsequent alterations in treatment strategies by physicians caring for patients suffering from LN have established CellCept®/MMF as the standard of care for the treatment of LN. This shift in the treatment paradigm for LN and the establishment of CellCept® use as a relatively uniform treatment approach for these patients has, in the view of the Company, caused the LN market to evolve into an attractive and mature market opportunity.

Despite CellCept® being the current standard of care for the treatment of LN, it remains far from adequate with fewer than 20% of patients on therapy actually achieving disease remission after six months of therapy. Data suggests that a LN patient who does not achieve rapid disease remission upon treatment is more likely to experience renal failure or require dialysis at 10 years (Chen YE, Korbet SM, Katz RS, Schwartz MM, Lewis EJ; the Collaborative Study Group. Value of a complete or partial remission in severe lupus nephritis. Clin J Am Soc Nephrol. 2008;3:46-53.). Therefore, it is critically important to achieve disease remission as quickly and as effectively as possible. The data suggests that the majority of patients in the United States suffering from lupus will not achieve complete remission and are not adequately treated (BioTrends® Research Group In., ChartTrends® SLE, December 2010).

CNIs and Lupus Nephritis

Aurinia’s lead drug, voclosporin, belongs to a class of drugs called CNIs. There are only two other oral marketed CNIs available, cyclosporine and tacrolimus. Cyclosporine was introduced to the marketplace in the early 1980s while tacrolimus was first marketed in the mid-1990s. Both cyclosporine and tacrolimus have lost key patent protection and have not been approved for the treatment of LN outside of Japan. For the past 20 years these products, in combination with CellCept®/MMF and steroids have been the cornerstone for the prevention of renal transplant rejection with greater than 90% of all renal transplant patients leaving hospital on lifelong CNI plus MMF therapy (UNOS database).

In 2008, the Japanese Health Authority became the first major jurisdiction in 50 years to approve a pharmaceutical agent for the treatment of LN. This product was the CNI tacrolimus. In addition to this approval, a substantial amount of recent data has been generated, primarily from investigator initiated trials, that support the use of either cyclosporine or tacrolimus for the treatment of various forms of lupus including LN. The addition of tacrolimus, layered on top of MMF and steroids akin to the widely accepted and utilized transplantation regimen, appears to dramatically improve complete response/remission rates in LN (Bao H, Liu ZH, Xie HL, Hu WX, Zhang HT, Li LS. Successful treatment of class V+IV lupus nephritis with multitarget therapy. J Am Soc Nephrol. 2008 Oct;19(10):2001-10. Epub 2008 Jul 2 and .Liu , Zhi-Hong et al., 2012 ASN Abstract SA-OR097). This approach to treatment can be considered a MTT approach to treating LN as is routinely used in transplantation. Complete remission rates of up to 50% have been reported utilizing this approach. Long term follow-up studies in LN suggest that the early reduction in proteinuria as seen in complete remission leads to improved renal outcome at ten years. (Houssiau FA, Vasconcelos C, D’Cruz D, Sebastiani GD, de Ramon Garrido E, Danieli MG, et al. Early response to immunosuppressive therapy predicts good renal outcome in lupus nephritis. Lessons from long-term followup of patients in the Euro-lupus nephritis trial. Arthritis Rheum. 2004 Dec;50(12):3934-40).

The Company plans to utilize this MTT approach to treating LN patients with voclosporin.

About Voclosporin

Voclosporin is an oral drug, administered twice daily. It is structurally similar to cyclosporine A (“CsA”), but is chemically modified on the amino acid-1 residue. This modification leads to a number of advantages the Company believes offer relevant clinical benefits as compared to the older off-patent CNIs.

Voclosporin Mechanism of Action

Voclosporin reversibly inhibits immunocompetent lymphocytes, particularly T-Lymphocytes in the G0 and G1 phase of the cell-cycle, and also reversibly inhibits the production and release of lymphokines. Through a number of processes voclosporin inhibits and prevents the activation of various transcription factors necessary for the induction of cytokine genes during T-cell activation. It is believed that the inhibition of activation of T-cells will have a positive modulatory effect in the treatment of LN. In addition to these immunologic impacts recent data suggests that CNIs have another subtle but important impact on the structural integrity of the podocytes (Faul C, et al. The actin cytoskeleton of kidney podocytes is a direct target of the antiproteinuric effect of cyclosporine A. Nat Med. 2008 Sep;14(9):931-8. doi: 10.1038/nm.1857). This data suggests that inhibition of calcineurin in patients with autoimmune kidney diseases helps stabilize the cellular actin-cytoskeleton of the podocytes thus having a structural impact on the podocyte and the subsequent leakage of protein into the urine, which is a key marker of patients suffering from LN.

Potential Voclosporin Clinical Benefits

The Company believes that voclosporin has shown a number of key clinical benefits over the existing commercially available CNIs (tacrolimus & cyclosporine). Firstly, CNI assay results have indicated that voclosporin is approximately four times more potent than its parent molecule cyclosporine, which would indicate an ability to give less drug and produce fewer potentially harmful metabolites. Secondly, cyclosporine inhibits the enterohepatic recirculation of MPA. The net effect of co-administration of CsA with MMF is reduced MPA systemic exposure by as much as 50% (D. Cattaneo et al. American Journal of Transplantation, 2005:12(5);2937-2944.). This drug interaction has not been observed with voclosporin and it is not expected that MPA blood exposure levels will be reduced with voclosporin co-administration. This is an extremely important fact to consider as most patients being treated with voclosporin for LN will already be taking MMF. Furthermore, pharmacokinetic and pharmacodynamics (“PK-PD”) analysis indicate lower PK-PD variability for voclosporin versus tacrolimus or cyclosporine, to the extent that the Company believes flat-dosing can be achieved for voclosporin. The currently available CNIs require extensive therapeutic drug monitoring which can often be costly, confusing and time consuming for treating physicians.

In a head-to-head study comparing voclosporin against cyclosporine in the treatment of psoriasis, cyclosporine was shown to cause significant increases in lipid levels as compared to voclosporin. The difference was statistically significant. This is important considering the fact that most lupus patients die of cardiovascular disease. In another study comparing voclosporin against tacrolimus in patients undergoing renal transplantation, the voclosporin group experienced a statistically significantly lower incidence of glucose intolerance and diabetes than tacrolimus treated patients. Additionally, in the Japanese tacrolimus study that led to the approval of this drug in Japan, almost 15% of tacrolimus patients experienced glucose intolerance (Miyasaka N, Kawai S, Hashimoto H. Efficacy and safety of tacrolimus for lupus nephritis: a placebo-controlled double-blind multicenter study. Mod Rheumatol. 2009;19(6):606-15. Epub 2009 Aug 18). This is a major limitation for physicians wanting to use this agent in lupus and is a well described side effect of tacrolimus.

The Company believes that voclosporin can be differentiated from the older CNIs and thus possess a unique position with the market.

Voclosporin Development History

More than 2,600 patients have been in voclosporin clinical trials including studies where voclosporin was compared to placebo or active control. The safety and tolerability profile of the drug therefore is well characterized. Phase 2 or later clinical studies that have been completed include studies in the following indications:

Psoriasis: To date, two Phase 3 studies in patients with moderate to severe psoriasis have been completed. The primary efficacy endpoint in both studies was a reduction in Psoriasis Area and Severity Index, which is a common measure of psoriasis disease severity. The first study treatment with voclosporin resulted in statistically significantly greater success rates than treatment with placebo by the twelfth week. In a second study comparing voclosporin against cyclosporine, the drug was not shown to be statistically non-inferior to cyclosporine in terms of efficacy; however voclosporin proved superior in terms of limiting elevations in hyperlipidemia. Due to the evolving psoriasis market dynamics and the changing standard of care for the treatment of this disease the Company has decided not to pursue further Phase 3 development.

Renal Transplantation: A Phase 2b clinical trial in de novo renal transplant recipients was completed. Study ISA05-01, the PROMISE Study (Busque S, Cantarovich M, Mulgaonkar S, Gaston R, Gaber AO, Mayo PR, et al; PROMISE Investigators. The PROMISE study: a phase 2b multicenter study of voclosporin (ISA247) versus tacrolimus in de novo kidney transplantation. Am J Transplant. 2011 Dec;11(12):2675-84) was a six month study with a six month extension comparing voclosporin directly against tacrolimus on a background of MMF and corticosteroids. Voclosporin was shown to be equivalent in efficacy, but superior to tacrolimus with respect to the incidence of new onset diabetes after transplantation. In 2010, tacrolimus lost its exclusivity in most world markets and as a result, the competitive pricing environment for voclosporin for this indication has come into question. Additionally, the more expensive development timelines for this indication has made it a less attractive business proposition as compared to the LN indication, even when considering the fact that a Special Protocol Assessment has been agreed to by the FDA for this indication.

Uveitis: Multiple studies in various forms of non-infectious uveitis have been completed over the past several years by a licensee of the Company indicating mixed efficacy. In all but one of the studies, completed by the licensee, an impact on disease activity was shown in the voclosporin group. However achievement of the primary end-points in multiple studies could not be shown. Uveitis is a notoriously difficult disease to study due to the heterogeneity of the patient population and the lack of validated clinical end-points. However in all of the uveitis studies completed, the safety results were consistent and the drug was well tolerated as expected. The Company has now successfully terminated its licensing agreement with Lux. In conjunction with this termination the Company has retained a portfolio of additional patents that Lux had been prosecuting that are focused on delivering effective concentrations of voclosporin to various ocular tissues. The Company will continue to evaluate these patents and make strategic recommendations on how they fit into the ongoing strategic directives of the Company.

Scientific Rationale for Treatment of LN with voclosporin

SLE including LN is a heterogeneous autoimmune disease with often multiple organ and immune system involvement. T-cell mediated immune response is an important feature of the pathogenesis of LN while the podocyte injury that occurs in conjunction with the ongoing immune insult in the kidney is an important factor in the clinical presentation of the disease.

The use of voclosporin in combination with the current standard of care for the treatment of LN provides a multi-targeted approach to treating this heterogenous disease (similar to the standard approach in preventing kidney transplant rejection). Voclosporin has shown to have potent effects on T-cell activation leading to its immunomodulatory effects. Additionally, recent evidence suggests that inhibition of calcineurin has direct physical impacts on the podocytes within the kidney. Inhibition of calcineurin within the podocytes can prevent the dephosphorylation of synaptopodin which in turn inhibits the degradation of the actin cytoskeletion within the podocyte. This process is expected to have a direct impact on the levels of protein in the urine which is a key marker of LN disease activity.

THREE YEAR HISTORY

CORPORATE DEVELOPMENTS IN 2014

Listing on NASDAQ - September 2, 2014

The Company received approval from the NASDAQ Listing Qualifications Department to list its common shares on the NASDAQ and commenced trading on September 2, 2014 under the trading symbol “AUPH”.

Listing on the TSX - June 2, 2014

The Company applied to the TSX for relist of its common shares and subsequently the common shares were listed on the TSX as of the open of trading on June 2, 2014. The common shares of the Company continue to trade on the TSX under the trading symbol “AUP”.

Private Placement Financing - February 14, 2014

On February 14, 2014 the Company completed a $52 million private placement (the “Offering”). The proceeds from the Offering are being used for the LN Phase 2b clinical trial currently underway, general corporate and working capital purposes.

The financing was led by venBio, New Enterprise Associates, Redmile Group, RA Capital Management, Great Point Partners, and Apple Tree Partners, with participation from various other institutional investors, including existing shareholders Lumira Capital, ILJIN and Difference Capital.

Under the terms of the Offering, the Company issued 18.92 million units (the “Units”) at a subscription price per Unit of $2.7485, each Unit consisting of one common share and one-quarter (0.25) of a common share purchase warrant (a “Warrant”), exercisable for a period of five years from the date of issuance at an exercise price of $3.2204. All securities issued in connection with the Offering were subject to a four-month hold period from the date of issuance in accordance with applicable securities law, which expired on June 15, 2014 for the securities issued at closing.

Leerink Partners LLC acted as lead placement agent and Canaccord Genuity Inc. acted as co-placement agent for the Offering. The placement agents were paid a 7.5% cash commission on subscriptions excluding those from existing shareholders for a total commission of $3.86 million.

Termination of Distribution and License Agreement with Lux – February 27, 2014

On February 27, 2014 the Company signed a Termination and Assignment Agreement with Lux which returned worldwide rights to develop and commercialize voclosporin for the treatment and prophylaxis of all ophthalmic diseases back to the Company. The return of this license further consolidates the intellectual property related to voclosporin which was a key consideration in the acquisition of Aurinia Pharma Corp. by the Company in 2013. Coincident with the termination of the Lux agreement the Company has retained a portfolio of patents focused around delivering voclosporin in high concentrations to various tissues of the eye. The Company will evaluate this intellectual property and define its role as it relates to the defined corporate strategy of the Company.

CORPORATE DEVELOPMENTS IN 2013

Management Change - November 6, 2013

On November 6, 2013 the Company announced the appointment of Stephen W. Zaruby as the Company’s President and CEO. Mr. Zaruby has an accomplished history of strategic operations, sales and marketing, research and development, and general management success in the global biotechnology and pharmaceutical industries. Previously, he was President of Seattle-based ZymoGenetics Inc., which was acquired by Bristol-Myers Squibb for $885 million in 2010. Mr. Zaruby joined ZymoGenetics from Bayer. There, his 20 years of progressive leadership experience included executive roles managing Bayer’s domestic and international anti-infectives, quinolone and hospital/surgical business franchises.

Share Consolidation and Name Change - October 23, 2013

On October 23, 2013, the Company proceeded with a consolidation of its common shares on a 50:1 basis. In conjunction with the share consolidation, the Company changed its name from Isotechnika Pharma Inc. to Aurinia Pharmaceuticals Inc. Both the name change and the share consolidation were approved by the shareholders of the Company at its shareholder meeting held on August 15, 2013. In connection with its name change, the Company’s trading symbol on the TSXV was changed to “AUP”.

Plan of Arrangement and Acquisition of Aurinia Pharma Corp - September 20, 2013

On February 5, 2013 the Company announced that it had signed a binding term sheet (the “Term Sheet”) with Aurinia Pharma Corp. for the merger of the two companies, creating a clinical development stage pharmaceutical company focused on the global nephrology market. The Term Sheet set forth the main criteria to be incorporated into a definitive merger agreement under which the Company would acquire 100% of the outstanding securities of Aurinia Pharma Corp. The merger was expected to be effected by the exchange of shares in the Company for securities of Aurinia Pharma Corp. resulting in an estimated 65:35 post merger ownership split, on a warrant diluted basis, between the Company and Aurinia Pharma Corp. shareholders, respectively.

On April 3, 2013, the Company and Aurinia Pharma Corp. negotiated a tripartite settlement agreement (the “Settlement Agreement”) with ILJIN pursuant to which, upon the successful completion of the proposed merger, the combined company would re-acquire the voclosporin license previously granted to ILJIN and therefore obtain full rights to voclosporin for autoimmune indications including lupus, and transplantation in the United States, Europe and other regions of the world, outside of Canada, Israel, South Africa, China, Taiwan and Hong Kong. In return, ILJIN would be entitled to receive certain predefined future milestone payments and would also own approximately 25% of the issued and outstanding shares of the merged company on a diluted basis, calculated to give effect to the dilution by the exercise of Warrants but excluding the exercise of stock options. On August 6, 2013, an arrangement agreement was prepared implementing the arrangement (the “Arrangement Agreement”). The Arrangement Agreement was intended to implement the terms of the Settlement Agreement, whereby ILJIN would receive a further ownership interest in the Company in exchange for:

(i)	returning to the Company and terminating:

(a)	all of its rights, licenses and obligations under the DDLA; and

(b)	all other licenses and sublicenses between ILJIN and any of the Company, Aurinia Pharma Corp. or Vifor; and

(ii)	suspending all of its current or contemplated legal or financial claims against the Company, Aurinia Pharma Corp. or Vifor.

The Company completed the merger and related transactions (“Plan of Arrangement”) on September 20, 2013 that its shareholders had approved on August 15, 2013.

Upon closing of the Plan of Arrangement on September 20, 2013, the Company issued common shares to ILJIN. In addition ILJIN is entitled to receive certain predefined future success based clinical and marketing milestone payments in the aggregate amount of up to $10 million, plus up to $1.6 million upon the merged company reaching certain financing milestones.

The Company also acquired all of the issued and outstanding common shares of Aurinia Pharma Corp. at a ratio of approximately 19.83 pre-consolidated common shares for each Aurinia Pharma Corp. share held by an Aurinia Pharma Corp. shareholder.

Second Unit Offering

Immediately following the completion of the transaction described above, the Company completed a second private placement (the “Second Unit Offering”) of 2.67 million units (“Second Offering Units”) at a price of CDN$2.25 per Second Offering Unit for gross proceeds of CDN$6.0 million. Each Second Offering Unit is comprised of one common share and one-half of a whole Warrant (each a “Second Offering Warrant”), with each whole Second Offering Warrant exercisable for one common share at a price of CDN$2.50 per common share for a period of three years from their date of issuance.

Listing on the TSXV

The arrangement transaction among the Company, ILJIN and Aurinia Pharma Corp. was determined by the TSX to constitute a “backdoor listing” under the rules of the TSX due to the significant increase in the ownership position in the Company by ILJIN. The result of that determination was that the Company was required to meet the TSX’s original listing requirements following completion of the arrangement. The Company did not meet the TSX’s original listing requirements and, as a result, the common shares were delisted from the TSX as of the end of trading on September 27, 2013. The Company applied to the TSXV for listing of the common shares on that exchange and subsequently the common shares were listed on the TSXV as of the open of trading on September 30, 2013.

Management Restructuring

Upon the completion of the Plan of Arrangement, the Company made changes to its management team which included the appointments of Dr. Richard Glickman as interim CEO, Dr. Neil Solomons as CMO, and Michael Martin as COO which resulted in either the termination or position change of certain previous officers and employees

CORPORATE DEVELOPMENTS IN 2012

Partial Award in Arbitration Proceedings with ILJIN – November 2012

Effective January 28, 2011 (the “Effective Date”) the Company completed a DDLA with ILJIN for the further clinical and commercial development of voclosporin for use in transplant indications applicable to voclosporin. The Company granted to ILJIN an exclusive license to voclosporin for transplant and autoimmune indications for the United States and other regions outside of Europe, Canada, Israel, South Africa, China, Taiwan and Hong Kong. The Company retained the rights over voclosporin in Europe for future development and commercialization.

Pursuant to the DDLA, the Company was to receive a total license fee of $5.0 million. In addition, ILJIN was to purchase 90.7 million common shares (pre-consolidation) of the Company for gross proceeds of $19.87 million in three tranches.

The Company was obligated under the terms of the agreement to complete a single Phase 3 clinical trial for the prevention of kidney transplant rejection. The Company received $4.5 million of the license fee and the first private placement tranche of $2.37 million on January 28, 2011 which was the Effective Date of the Agreement. The Company issued 11.5 million common shares (pre-consolidation) at a price of $0.207 per share to ILJIN pursuant to the subscription agreement for securities. On or before January 28, 2012 ILJIN was to pay $500,000 to the Company as the Second Development Payment and purchase 39.6 million common shares (pre-consolidation) of the Company issued from treasury for an aggregate subscription price of $8.5 million. On or before January 28, 2013, ILJIN was to purchase the final tranche of 39.6 million common shares (pre-consolidation) of the Company issued from treasury for an aggregate subscription price of $9.0 million.

Prior to the January 28, 2012 date, ILJIN verbally indicated their intent to alter the economics of the DDLA. Consequently, payment under the DDLA was not received as required per the agreement of January 28, 2011. The Company on January 30, 2012 notified ILJIN that it was terminating the DDLA. At that time the Company believed that the termination of the original DDLA was valid.

The Company received notification in March, 2012 that ILJIN submitted a request for arbitration to the International Chamber of Commerce (“ICC”) Court of Arbitration relating to the Company’s termination of the DDLA. The Arbitration hearing to determine the Company’s right to terminate the agreement was held early in the fourth quarter of 2012. In November, 2012 the Company received notification from the ICC that a Partial Award regarding its right to terminate the DDLA with ILJIN had been issued to the parties. In the result, the Partial Award provided that the DDLA had not been terminated and, therefore, the Company’s contractual relationship with ILJIN still existed. As such the Partial Award rejected the Company’s interpretation of the DDLA’s termination provision. In January of 2013, ILJIN formally notified the Company and the arbitral tribunal that ILJIN had withdrawn all claims for damages in the parties’ pending arbitration. The Company completed the Plan of Arrangement on September 20, 2013, which included a settlement with ILJIN, as discussed above in Corporate Developments in 2013.

REGULATORY AND BUSINESS MATTERS

REGULATORY REQUIREMENTS

The development, manufacturing and marketing of voclosporin is subject to regulations relating to the demonstration of safety and efficacy of the products as established by the government (or regulatory) authorities in those jurisdictions where this product is to be marketed. The Company would require regulatory approval in Canada, the United States, and Europe where activities would be conducted by the Company or on the Company’s behalf. Depending upon the circumstances surrounding the clinical evaluation of the product candidate, the Company itself may undertake clinical trials, contract clinical trial activities to contract research organizations, or rely upon corporate partners for such development. The Company believes this approach will allow the Company to make cost effective developmental decisions in a timely fashion. The Company cannot predict or give any assurances as to whether regulatory approvals will be received or how long the process of seeking regulatory approvals will take.

Although only the jurisdictions of the United States and Europe are discussed in this section, the Company also intends to seek regulatory approval in other jurisdictions in the future and will initiate clinical studies where appropriate.

United States

In the United States, all drugs are regulated under the Code of Federal Regulations and are enforced by the FDA. The regulations are similar to those in Canada and require that non-clinical and clinical studies be conducted to demonstrate the safety and effectiveness of products before marketing, and that the manufacturing be conducted according to Good Manufacturing Practice.

Subsequent to the initial proof-of-concept and preliminary safety studies, the application submitted to the FDA prior to conducting human clinical trials of new drugs is referred to as an IND application. This application contains similar information to the Canadian CTA, and the FDA has 30 days in which to notify the Company if the application is unsatisfactory. If the application is deemed satisfactory, then the Company may proceed with the clinical trials. As in Canada, before a clinical trial can commence at each participating clinical trial site, the site’s IRB/REB must approve the clinical protocol and other related documents.

After completing all required non-clinical and clinical trials, and prior to selling a novel drug in the United States, the Company must also comply with NDA procedures required by the FDA. The NDA procedure includes the submission of a package containing similar information as to that required in the new drug submission in Canada to indicate safety and efficacy of the novel drug and describe the manufacturing processes and controls. FDA approval of the submission is required prior to commercial sale or shipment of the product in the United States. Pre- and/or post-approval inspections of manufacturing and testing facilities are necessary. The FDA may also conduct inspections of the clinical trial sites and the non-clinical laboratories conducting pivotal safety studies to ensure compliance with good clinical practice and good laboratory practice requirements. The FDA has the authority to impose certain post-approval requirements, such as post-market surveillance clinical trials. In addition, FDA approval can be withdrawn for failure to comply with any post-marketing requirements or for other reasons, such as the discovery of significant adverse effects.

Europe

In Europe, the evaluation of new products is coordinated by the EMA. The regulations are similar to those in Canada and the United States and require that non-clinical and clinical studies be conducted to demonstrate the safety and effectiveness of products before marketing, and that the manufacturing be conducted according to good manufacturing practice.

Subsequent to the initial proof-of-concept and preliminary safety studies, and prior to conducting human clinical trials, a CTA must be submitted to the competent authority in the country where the clinical trial will be conducted. This application contains similar information to the Canadian CTA and United States IND. In Europe, the clinical trials are regulated by the European Clinical Trial Directive (2001/20/EC). As in Canada and the United States, before a clinical trial can commence at each participating clinical trial site, the site’s IRB/REB must approve the clinical protocol and other related documents.

A major difference in Europe, when compared to Canada and the United States, is with the approval process. In Europe, there are different procedures that can be used to gain marketing authorization in the EU. The first procedure is referred to as the centralized procedure and requires that a single application be submitted to the EMA and, if approved, allows marketing in all countries of the EU. The centralized procedure is mandatory for certain types of medicines and optional for others. The second procedure is referred to as national authorization and has two options; the first is referred to as the mutual recognition procedure and requires that approval is gained from one member state, after which a request is made to the other member states to mutually recognize the approval, whilst the second is referred to as the decentralised procedure which requires a member state to act as the reference member state through a simultaneous application made to other member states.

DRUG DEVELOPMENT PROCESS

Clinical trials involve the administration of an investigational pharmaceutical product to individuals under the supervision of qualified medical investigators. Clinical studies are conducted in accordance with protocols that detail the objectives of a study, the parameters to be used to monitor safety, and the efficacy criteria to be evaluated. Each protocol is submitted to the appropriate regulatory body and to a relevant IRB/REB prior to the commencement of each clinical trial. Clinical studies are typically conducted in three sequential phases which may overlap in time-frame.

In summary, the following steps must be completed prior to obtaining approval for marketing in Canada, the United States and Europe:

1.	Nonclinical Animal Studies - These studies evaluate the safety and potential efficacy of a therapeutic product and form part of the application which must be reviewed by the appropriate regulatory authority prior to initiation of human clinical trials.

2.	Phase 1 Clinical Trials - These trials test the product in a small number of healthy volunteers to determine toxicity (safety), maximum dose tolerance, and pharmacokinetic properties.

3.	Phase 2 Clinical Trials - These trials are conducted in the intended patient population and include a larger number of subjects than in Phase 1. The primary goal is to determine the safety of a product in a larger number of patients and ultimately in the intended patient population. These trials may also provide early information on the potential effectiveness of a product.

4.	Phase 3 Clinical Trials - These trials are conducted in an expanded patient population at multiple sites to determine longer-term clinical safety and efficacy of the product. It is from the data generated in these trials that the benefit/risk relationship of a product is established and the final drug labelling claims are defined.

In the course of conducting clinical trials for a drug candidate, a company may conduct more than one trial of a particular phase in order to evaluate the drug against a variety of indications or in different patient populations. In such a case, industry practice is to differentiate these trials by way of designations such as “Phase 2a” or “Phase 2b”.

A key factor influencing the rate of progression of clinical trials is the rate at which patients can be recruited to participate in the research program. Patient recruitment is largely dependent upon the incidence and severity of the disease and the alternative treatments available.

Even after marketing approval for a drug has been obtained, further trials may be required (referred to as Phase 4 trials). Post-market trials may provide additional data on safety and efficacy necessary to gain approval for the use of the product as a treatment for clinical indications other than those for which the product was initially tested. These trials may also be used for marketing purposes.

MANUFACTURING

Voclosporin

Drug supply costs are comprised of third party charges for manufacturing, encapsulating and packaging of voclosporin.

On June 8, 2004, the Company signed a manufacturing agreement with Lonza Ltd. (“Lonza”) to manufacture voclosporin for clinical trial and regulatory purposes.

In December 2007 Lonza completed the manufacture of the API validation batches of voclosporin required for regulatory approval.

Subsequently Lonza manufactured the API for the Company’s LN Phase 2b clinical trial currently underway. It will also manufacture the API required for commercial supply purposes. Lonza manufactures the API in Switzerland.

Paladin was responsible for the API drug supply function with the Company until December 31, 2014 when the Supply Agreement ended. Effective January 1, 2015 Aurinia has full control over the supply chain.

Aurinia has contracted Catalent to encapsule, package and distribute voclosporin for its LN Phase 2b clinical trial program

INTELLECTUAL PROPERTY RIGHTS

Patents and other proprietary rights are essential to the Company’s business. The Company’s policy has been to file patent applications to protect technology, inventions, and improvements to its inventions that are considered important to the development of its business.

The Company owns the patents and patent applications related to voclosporin in the United States, Europe and in other jurisdictions around the world except for Canada, South Africa and Israel which belong to Paladin.

As at March 26, 2015 there are 196 granted patents for voclosporin worldwide. These patents cover synthesis, composition of matter, method of use and formulation.

The Company also has six ophthalmic patents acquired upon the return of the ophthalmic indications of voclosporin as result of the Company signing a Termination and Assignment Agreement with Lux on February 27, 2014.

COMPETITIVE ENVIRONMENT

The pharmaceutical and biotechnology industries are characterized by rapidly evolving technology and intense competition. Many companies, including major pharmaceutical as well as specialized biotechnology companies, are engaged in activities focused on medical conditions that are the same as, or similar to, those targeted by the Company. Many of these companies have substantially greater financial and other resources, larger research and development staff, and more extensive marketing and manufacturing organization than the Company does. Many of these companies have significant experience in preclinical testing, human clinical trials, product manufacturing, marketing and distribution, and other regulatory approval procedures. In addition, colleges, universities, government agencies, and other public and private research organizations conduct research and may market commercial products on their own or through collaborative agreements. These institutions are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed. These institutions also compete with the Company in recruiting and retaining highly qualified scientific personnel.

EMPLOYEES

	December 31, 2014	December 31, 2013	December 31, 2012
Total	11	13	21

As at December 31, 2014 the Company employed 11 employees, eight of whom held advanced degrees in science and business, including one with a Ph.D. degree and one with an MD.

Of the Company’s total 10.7 full-time equivalent employees as at December 31, 2014, 4.7 full-time equivalent employees were engaged in, or directly support, clinical trial activities; and six full-time equivalent employees were engaged in corporate, administration and business development activities.

The Company’s employees are not governed by a collective agreement. The Company has not experienced a work stoppage and believes its employee relations are satisfactory given the current economic conditions.

FACILITIES

The Company entered into an agreement, effective June 1, 2014, to sublease 4,418 square feet of office and storage space at its head office location in Victoria, British Columbia. The sublease is for a term of five years, with the Company having the right to terminate after the third year at no cost. Therefore the estimated base rent plus operating costs cost on a monthly basis for the three year period is as follows:

June 1, 2014 to May 31, 2015 - $9,000 per month;

June 1, 2015 to May 31, 2016 - $9,000 per month; and

June 1, 2016 to May 31, 2017 - $10,000 per month.

On October 1, 2013 the Company reduced its leased lab premises cost in Edmonton, Alberta by entering into a three year sublease with the head lessee for approximately 9,000 square feet while vacating the remaining 16,318 square feet it had previously been leasing. The sublease cost is approximately $19,000 per month and includes base rent, utilities and operating costs. The Company has paid the head lessee a deposit of $145,000 for the last 7.4 months of rent. The Company in turn, effective October 15, 2014, has subleased out this 9,000 square feet space for approximately $7,000 per month for the remaining term of the sublease until September 30, 2016.

The Company entered into an agreement on November 14, 2014 to lease 1,247 square feet of office space for the Edmonton, Alberta registered office where the Company’s finance group is located. The lease is for a term of two years commencing on January 1, 2015 at a cost of approximately $1,500 per month.

The Company also entered into a one year agreement to rent an office in a shared office facility in Bellevue, Washington commencing November 1, 2014 at a cost of approximately $2,000 per month.

RISK FACTORS

Investing in the Company’s securities involves a high degree of risk. You should carefully consider the following risks in addition to the other information included in this AIF, the Company’s historical consolidated financial statements and related notes, before you decide to purchase the Company’s common shares. The risks and uncertainties described below are those that the Company currently believes may materially affect the Company and are set out in no particular order. Additional risks and uncertainties that the Company is unaware of or that it currently deems immaterial may also become important factors that materially and adversely affect its business, financial condition and results of operations. If any of the following events were to actually occur, the Company’s business, operating results or financial condition could be adversely affected in a material manner.

RISKS RELATED TO THE COMPANY’S BUSINESS

Clinical Trial Progress and Results - Dependence on Voclosporin

The Company has invested a significant portion of its time and financial resources in the development of voclosporin. The Company anticipates that its ability to generate revenues and meet expectations will depend on the successful development and commercialization of voclosporin. The successful development and commercialization of voclosporin will depend on several factors, including the following:

•	successful completion of clinical programs;

•	receipt of marketing approvals from the FDA and other regulatory authorities with a commercially viable label;

•	securing and maintaining partners with sufficient expertise and resources to help in the continuing development and eventual commercialization of voclosporin for autoimmune indications and/or transplant;

•	maintaining suitable manufacturing and supply agreements to ensure commercial quantities of the product through validated processes; and

•	acceptance and adoption of the product by the medical community and third-party payors.

It is possible that the Company may decide to discontinue the development of voclosporin at any time for commercial, scientific, or regulatory reasons. If voclosporin is developed, but not marketed, the Company will have invested significant resources and its future operating results and financial conditions would be significantly adversely affected. If the Company is not successful in commercializing voclosporin, or significantly delayed in doing so, its business will be materially harmed and the Company may need to curtail or cease operations.

Product Development Goals and Time Frames

The Company sets goals for, and makes public statements regarding, timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing, or marketing milestones necessary to commercialize its products. There can be no assurance that the Company’s clinical trials will be completed, that regulatory submissions will be made or receive regulatory approvals as planned, or that the Company will be able to adhere to the current schedule for the validation of manufacturing and launch of any of its products. If the Company fails to achieve one or more of these milestones as planned, the price of the Company’s common shares could decline.

Results of Pre-Clinical Studies and Initial Clinical Trials Are Not Necessarily Predictive of Future Results

The results of pre-clinical studies and initial clinical trials are not necessarily predictive of future results, and the Company’s current product candidates may not have favourable results in later trials or in the commercial setting. Pre-clinical tests and Phase 1 and Phase 2 clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates at various doses and schedules. Success in pre-clinical or animal studies and early clinical trials does not ensure that later large scale efficacy trials will be successful nor does it predict final results. Favourable results in early trials may not be repeated in later trials. A number of companies in the life sciences industry have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be delayed, repeated or terminated. In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events and could cause a clinical trial to be repeated or terminated. Pre-clinical data and the clinical results the Company has obtained may not predict results from studies in larger numbers of subjects drawn from more diverse populations or in a commercial setting, and also may not predict the ability of its products to achieve their intended goals, or to do so safely.

No Assurance of Successful Development

The Company has not completed the development of any therapeutic products and in particular, voclosporin, and therefore there can be no assurance that any product will be successfully developed. None of the Company’s therapeutic products have received regulatory approval for commercial use and sale in any jurisdiction. The Company cannot market a pharmaceutical product in any jurisdiction until it has completed thorough preclinical testing and clinical trials in addition to that jurisdiction’s extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of its products before submission of any regulatory applications. The Company may never obtain the required regulatory approvals for any of its products. Product candidates require significant additional research and development efforts, including clinical trials, prior to regulatory approval and potential commercialization, however, there can be no assurance that the results of all required clinical trials will demonstrate that these product candidates are safe and effective or, even if the results of all required clinical trials do demonstrate that these product candidates are safe and effective, or even if the results of the clinical trials are considered successful by the Company, that the regulatory authorities will not require the Company to conduct additional clinical trials before they will consider approving such product candidates for commercial use. Approval or consent by regulatory authorities to commence a clinical trial does not indicate that the device, drug, or treatment being studied can or will be approved. Preparing, submitting, and advancing applications for regulatory approval is complex, expensive, and time intensive and entails significant uncertainty.

The results of the Company’s completed preclinical studies and clinical trials may not be indicative of future clinical trial results. A commitment of substantial resources to conduct time-consuming research, preclinical studies, and clinical trials will be required if the Company is to complete the development of its products.

There can be no assurance that unacceptable toxicities or adverse side effects will not occur at any time in the course of preclinical studies or human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of its products. The appearance of any such unacceptable toxicities or adverse side effects could interrupt, limit, delay, or abort the development of any of the Company’s products or, if previously approved, necessitate their withdrawal from the market. Furthermore, there can be no assurance that disease resistance or other unforeseen factors will not limit the effectiveness of its products. Any products resulting from the Company’s programs are not expected to be successfully developed or made commercially available in the near term and may not be successfully developed or made commercially available at all. Should one of the Company’s products prove to have insufficient benefit and/or have an unsafe profile, its development will likely be discontinued.

The future performance of the Company will be impacted by a number of important factors, including, in the short-term, its ability to continue to generate cash flow from equity financings, and in the longer term, its ability to generate royalty or other revenues from licensed technology and bring new products to the market. The Company’s future success will require efficacy and safety of its products and regulatory approval for these products. Future success of commercialization of any product is also dependant on the ability of the Company to obtain patents, enforce such patents and avoid patent infringement. There can be no assurance that the Company will successfully develop such products, or these products will be developed in a timely manner or that the Company will achieve significant revenues from such products if they are successfully developed.

Additional Funding may not be Available on Favorable Terms

While the Company believes it has sufficient funding to conduct the planned LN Phase 2b clinical trial as a result of completing the $52 million private placement on February 14, 2014, the Company’s longer term funding needs may vary depending upon a number of factors including progress on the Company’s voclosporin development program (s), the costs associated with completing future clinical trials and the regulatory process, the Company potential decision to in-license or acquire additional products for development and defending or enforcing the Company’s patent claims and other intellectual property rights. There can be no assurance that such funds will be available on favorable terms or at all.

Patents and Proprietary Technology

Patents and other proprietary rights are essential to the Company’s business. The Company’s policy has been to file patent applications to protect technology, inventions, and improvements to its inventions that are considered important to the development of its business.

The Company’s success will depend in part on its ability to obtain patents, defend patents, maintain trade secret protection and operate without infringing on the proprietary rights of others. Interpretation and evaluation of pharmaceutical patent claims present complex and often novel legal and factual questions. Accordingly, there is some question as to the extent to which biopharmaceutical discoveries and related products and processes can be effectively protected by patents. As a result, there can be no assurance that:

•	patent applications will result in the issuance of patents;

•	additional proprietary products developed will be patentable;

•	patents issued will provide adequate protection or any competitive advantages;

•	patents issued will not be successfully challenged by third parties; or

•	the patents issued do not infringe the patents or intellectual property of others.

A number of pharmaceutical, biotechnology, medical device companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to the business of the Company. Some of these technologies, applications or patents may conflict with or adversely affect the technologies or intellectual property rights of the Company. Any conflicts with the intellectual property of others could limit the scope of the patents, if any, that the Company may be able to obtain or result in the denial of patent applications altogether.

Further, there may be uncertainty as to whether the Company may be able to successfully defend any challenge to its patent portfolio. Moreover, the Company may have to participate in interference proceedings in the various jurisdictions around the world. An unfavorable outcome in an interference or opposition proceeding could preclude the Company or its collaborators or licensees from making, using or selling products using the technology, or require the Company to obtain license rights from third parties. It is not known whether any prevailing party would offer a license on commercially acceptable terms, if at all. Further, any such license could require the expenditure of substantial time and resources and could harm the business of the Company. If such licenses are not available, the Company could encounter delays or prohibition of the development or introduction of the products of the Company.

The Company may need to obtain additional licenses for the development of its products. If available, these licenses may obligate the Company to exercise diligence in the development of technology and may obligate the Company to make minimum guarantees, milestone payments or purchases from specific suppliers. These diligence and milestone payments may be costly and affect the business of the Company. The Company may be obligated to make royalty payments on the sales, if any, of products resulting from licensed technology and may be responsible for the costs of filing and prosecuting patent applications.

Dependence on Key Personnel

The Company is highly dependent upon certain members of its senior management team, the loss of whose services might impede the achievement of the Company’s business objectives and have an adverse effect on the Company’s operating results and prospects.

Supply and Manufacture of Raw Materials

The Company’s lead drug, voclosporin, requires a specialized manufacturing process. Lonza is currently the sole source manufacturer of voclosporin.

The FDA and other regulatory authorities require that drugs be manufactured in accordance with the current good manufacturing practices regulations, as established from time to time. Accordingly, in the event the Company receives marketing approvals for voclosporin, it may need to rely on a limited number of third parties to manufacture and formulate voclosporin. The Company may not be able to arrange for its products to be manufactured on reasonable terms or in sufficient quantities.

Manufacturers of pharmaceutical products often encounter difficulties in production, especially in scaling up initial production. These problems include difficulties with production costs and yields, stability, quality control and assurance, and shortages of qualified personnel, as well as compliance with strictly enforced federal, provincial and foreign regulations. The Company relies on a limited number of third parties to manufacture and supply raw materials for its products. The third parties the Company chooses to manufacture and supply raw materials for its products are not under its control, and may not perform as agreed or may terminate their agreements with the Company, and the Company may not be able to find other third parties to manufacture and supply raw materials on commercially reasonable terms, or at all. If either of these events were to occur, the Company’s operating results and financial condition would be adversely affected.

Anticipated Revenues may be Derived from Licensing Activities

The Company anticipates that its revenues in the foreseeable future may be derived primarily from products licensed to pharmaceutical and biotechnology companies. Accordingly, these revenues will depend, in large part, upon the success of these companies, and the Company’s operating results may fluctuate substantially due to reductions and delays in their research, development and marketing expenditures. These reductions and delays may result from factors that are not within the Company’s control, including:

•	changes in economic conditions;

•	changes in the regulatory environment, including governmental pricing controls affecting health care and health care providers;

•	pricing pressures; and

•	other factors affecting research and development spending.

Lack of Operating Profits

The Company has incurred losses and anticipates that its losses will increase as it continues its development and clinical trials and seeks regulatory approval for the sale of its therapeutic products. There can be no assurance that it will have earnings or positive cash flow in the future.

As at December 31, 2014, the Company had an accumulated deficit of $236.39 million. The net operating losses over the near-term and the next several years are expected to continue as a result of initiating new clinical trials and activities necessary to support regulatory approval and commercialization of its products. There can be no assurance that the Company will be able to generate sufficient product revenue to become profitable at all or on a sustained basis. The Company expects to have quarter-to-quarter fluctuations in expenses, some of which could be significant, due to research, development, and clinical trial activities, as well as regulatory and commercialization activities.

Liability and Insurance

The testing, marketing and sale of human pharmaceutical products involves unavoidable risks. If the Company succeeds in developing new pharmaceutical products, the sale of such products may expose the Company to potential liability resulting from the use of such products. Such liability might result from claims made directly by consumers or by regulatory agencies, pharmaceutical companies or others. The obligation to pay any product liability claim in excess of whatever insurance the Company is able to acquire, or the recall of any of its products, could have a material adverse effect on the business, financial condition and future prospects of the Company.

The Company entered into indemnification agreements with its officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company currently maintains director and officer liability insurance coverage of CDN$15million to reduce the exposure of the Company.

Competition and Technological Change

The industry in which the Company operates is highly competitive and the Company has numerous domestic and foreign competitors, including major pharmaceutical and chemical companies, specialized biotechnology companies, universities, academic institutions, government agencies, public and private research organizations and large, fully-integrated pharmaceutical companies which have extensive resources and experience in research and development, process development, clinical evaluation, manufacturing, regulatory affairs, distribution and marketing. Many of the Company’s potential competitors possess substantially greater research and development skills, financial, technical and marketing expertise and human resources than the Company, and may be better equipped to develop, manufacture and market products. There is a risk that new products and technologies may be developed which may be more effective or commercially viable than any products being developed or marketed by the Company, thus making the Company’s products non-competitive or obsolete. There may also be market resistance to the acceptance of any of the Company’s new products and a risk that a product, even though clinically effective, is not economically viable in the commercial production stage.

Reliance on Partners and other Third Parties

Partners

The Company’s strategy and success for the research, development, and commercialization of voclosporin in China (partner - 3SBio), Canada, South Africa and Israel (partner – Paladin) is dependent upon these partners performing their respective contractual responsibilities. The amount and timing of resources such third parties will devote to these activities may not be within the Company’s control. There can be no assurance that its partners will perform their obligations as expected.

The license and research and development agreements with the third parties noted above include indemnification and obligation provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the potential obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay.

The Company intends to seek additional collaborative arrangements to develop and commercialize voclosporin for the transplant indication. There can be no assurance that the Company will be able to negotiate collaborative arrangements on favorable terms, or at all, in the future, or that current or future collaborative arrangements will be successful.

Other Third Parties

For some products, the Company depends on third parties for the sourcing of components or for the product itself. Furthermore, as with other pharmaceutical companies, the Company relies on medical institutions for testing and clinically validating its prospective products. The Company does not anticipate any difficulties in obtaining required components or products or any difficulties in the validation and clinical testing of its products but there is no guarantee that they will be obtained.

The Company currently relies on CROs for the conduct of its clinical trials. All of the Company’s CROs operate in accordance with good clinical management practices mandated by the regulatory authorities and are subject to regular audits by regulatory authorities and by the Company.

The Company also has arrangements for the encapsulation, packaging and labeling of voclosporin through a third party supplier. Contract manufacturers must operate in compliance with regulatory requirements. Failure to do so could result in, among other things, the disruption of product supplies. The Company’s dependence upon third parties for the manufacturing of its therapeutic products may adversely affect the Company’s profit margins and its ability to develop and deliver such products on a timely and competitive basis.

Marketing and Distribution

The Company has limited experience in the sales, marketing, and distribution of pharmaceutical products. There can be no assurance that the Company will be able to establish sales, marketing, and distribution capabilities or make arrangements through collaborations, licensees, or others to perform such activities, or that such efforts would be successful. If the Company decides to market any of its products directly, the Company must either acquire or internally develop a marketing and sales force with technical expertise and provide supporting distribution capabilities. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of management and key personnel, and have a negative impact on product development. If the Company contracts with third parties for the sales and marketing of its products, the Company’s revenue will be dependent on the efforts of these third parties, whose efforts may not be successful. If the Company fails to establish successful marketing and sales capabilities or to make arrangements with third parties, the business, financial condition and results of operations will be materially adversely affected.

Market Acceptance

Even if the Company’s products are approved for sale, they may not be successful in the marketplace. Market acceptance of any of the Company’s products will depend upon a number of factors, including demonstration of clinical effectiveness and safety; the potential advantages of its products over alternative treatments; the availability of acceptable pricing and adequate third party reimbursement; and the effectiveness of marketing and distribution methods for the products. If the Company’s products do not gain market acceptance among physicians, patients, and others in the medical community, the Company’s ability to generate significant revenues from its products would be limited.

Health Care Reimbursement

In both domestic and foreign markets, sales of the Company’s products, if any, will be dependent in part on the availability of reimbursement from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services. There can be no assurance that the Company’s products will be considered cost effective by these third party payors, that reimbursement will be available or if available that the payor’s reimbursement policies will not adversely affect the Company’s ability to sell its products on a profitable basis.

Government Regulation

The production and marketing of the Company’s products and its ongoing research and development activities are subject to regulation by numerous federal, provincial, state and local governmental authorities in Canada, the United States and any other countries where the Company may test or market its products. These laws require the approval of manufacturing facilities, including adhering to “good manufacturing” and/or “good laboratory” practices during production and storage, the controlled research and testing of products, governmental review and approval of submissions requiring manufacturing, pre-clinical and clinical data to establish the safety and efficacy of the product for each use sought in order to obtain marketing approval, and the control of marketing activities, including advertising and labeling. The process of obtaining required approvals (such as, but not limited to, the approval of the FDA in the United States, the EMA and Health Canada) can be costly and time consuming and there can be no assurance that future products will be successfully developed, proven safe and effective in clinical trials or receive applicable regulatory approvals. Potential investors should be aware of the risks, problems, delays, expenses and difficulties which may be encountered by the Company in view of the extensive regulatory environment which controls its business.

In addition, there can be no assurance that the Company will be able to achieve or maintain regulatory compliance with respect to all or any part of its current or future products or that the Company will be able to timely and profitably produce its products while complying with applicable regulatory requirements. If the Company fails to maintain compliance, regulatory authorities may not allow the continuation of the drug development programs, or require the Company to make substantial changes to the drug. Any such actions could have a material adverse effect on the business, financial condition, and results of operations.

Unauthorized Disclosure of Confidential Information

There may be an unauthorized disclosure of the significant amount of confidential information under the Company’s control. The Company maintains and manages confidential information relating to its technology, research and development, production, marketing and business operations and those of its collaborators, in various forms. Although the Company has implemented controls to protect the confidentiality of such information, there can be no assurance that such controls will be effective. Unauthorized disclosures of such information could subject the Company to complaints or lawsuits for damages or could otherwise have a negative impact on its business, financial condition, results of operations, reputation and credibility.

Use of Hazardous Materials

The drug manufacturing processes involve the controlled use of hazardous materials. The Company and its third party manufacturing contractors are subject to regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its third party manufacturers have the required safety procedures for handling and disposing of such materials and comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and such liability could exceed the Company’s resources.

RISKS RELATED TO THE COMPANY’S SECURITIES

Volatility of Share Price

The trading price of the Company’s common shares has been highly volatile and could continue to be subject to wide fluctuations in price in response to various factors, many of which are beyond the Company’s control, including:

•	actual or anticipated period-to-period fluctuations in financial results;

•	failure to achieve, or changes in, financial estimates by securities analysts;

•	announcements regarding new or existing products or services or technological innovations by competitors;

•	comments or opinions by securities analysts or major shareholders;

•	conditions or trends in the pharmaceutical, biotechnology and life science industries;

•	announcements by the Company of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	announcements by the Company of results of, and developments in, its research and development efforts, including results and adequacy of, and development in, clinical trials and applications for regulatory approval;

•	additions or departures of key personnel;

•	economic and other external factors or disasters or crises;

•	limited daily trading volume;

•	if any of the Company’s products do not become commercially viable for any reason, including the failure of preclinical studies and clinical trials, the Company may not achieve profitability and the Company’s share price would likely decline; and

•	developments regarding the Company’s licensed intellectual property or that of the Company’s competitors.

In addition, the stock market in general, and the market for biotechnology companies in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been significant volatility in the market prices of securities of biotechnology companies. Factors such as the results and adequacy of the Company’s preclinical studies and clinical trials, as well as those of its collaborators, or its competitors; other evidence of the safety or effectiveness of the Company’s products or those of its competitors; announcements of technological innovations or new products by the Company or its competitors; governmental regulatory actions; developments with collaborators; developments (including litigation) concerning patent or other proprietary rights of the Company or competitors; concern as to the safety of the Company’s products; period-to-period fluctuations in operation results; changes in estimates of the Company’s performance by securities analysts; market conditions for biotechnology stocks in general; and other factors not within the control of the Company could have a significant adverse impact on the market price of the Company’s securities, regardless of its operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A class action suit against the Company could result in substantial costs, potential liabilities and the diversion of management’s attention and resources.

There is no guarantee that an active trading market for the Company’s common shares will be maintained on the TSX and /or NASDAQ. Investors may not be able to sell their shares quickly or at the latest market price if the trading in the Company’s common shares is not active.

The Company expects to issue common shares in the future. Holders of stock options may elect to exercise their options into common shares depending on the stock price. Future issuances of common shares, or the perception that such issuances are likely to occur, could affect the prevailing trading prices of the common shares. Future issuances of the Company’s common shares could result in substantial dilution to its shareholders. In addition, the existence of Warrants may encourage short selling by market participants.

Sales of common shares could cause a decline in the market price of the Company’s common shares. Two of the Company’s major shareholders (venBio and ILJIN) own an aggregate of approximately 31% of the Company’s outstanding common shares as at March 26, 2015. Any sales of common shares by these shareholders or other existing shareholders or holders of options may have an adverse effect on the Company’s ability to raise capital and may adversely affect the market price of its common shares.

Aurinia may be a “Passive Foreign Investment Company”

Aurinia may be a “passive foreign investment company” under the U.S. Internal Revenue Code, which may result in material adverse U.S. federal income tax consequences to investors in common shares that are U.S. taxpayers: Investors in common shares that are U.S taxpayers should be aware that Aurinia believes that it was not for the financial year ended December 31, 2014 , a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”). However, there is no certainty that taxation authorities in the United States would agree with the Company’s determination, and there is no certainty that the Company will not be a PFIC at some point in the future. If Aurinia is determined to be or becomes a PFIC, generally any gain recognized on the sale of the common shares and any “excess distributions” (as specially defined) paid on the common shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for the common shares. The amount of any such gain or excess distribution allocated to prior years of such U.S taxpayer’s holding period for the common shares generally will be subject to U.S federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S taxpayer that makes a “qualified electing fund” (a “QEF”) election with respect to Aurinia generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of Aurinia’s “net capital gain” and “ordinary earnings” (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by Aurinia. U.S. taxpayers should be aware, however, that there can be no assurance that Aurinia will satisfy record keeping requirements under the QEF rules or that Aurinia will supply U.S. taxpayers with required information under the QEF rules, in the event that Aurinia is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if Aurinia is a PFIC and the common shares are “marketable stock” (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which Aurinia is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in the common shares.

The above paragraphs contain only a brief summary of certain U.S. federal income tax considerations. Investors should consult their own tax advisor regarding the PFIC rules and other U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

DIVIDEND POLICY

The Company has not paid dividends on its outstanding common shares in the past and has no established dividend policy for its common shares. The Company plans to use future earnings, if any, to finance further research and development and the expansion of its business and does not anticipate paying out dividends on its common shares in the foreseeable future. The payment of dividends in the future will depend upon the earnings and financial condition of the Company and such other factors as the Board considers appropriate.

CAPITAL STRUCTURE

The Company’s authorized share capital consists of an unlimited number of common shares, all without nominal or par value.

The holders of common shares are entitled to receive notice of and attend all meetings of shareholders, with each common share held entitling the holder to vote on any resolution to be passed at such shareholder meetings. The holders of common shares are entitled to dividends if, as and when declared by the Board. The common shares are entitled upon liquidation, dissolution or winding up of Aurinia, to receive the remaining assets of Aurinia available for distribution to shareholders.

As at March 26, 2015, the Company had 31,985,341 common shares issued and outstanding.

In addition as of March 26, 2015 there were 2,302,910 common shares issuable upon the exercise of outstanding stock options and 892,969 common shares reserved for future grant or issuance under the Company’s stock option plan.

The Company also has 6,311,605 Warrants outstanding as at March 26, 2015.

TRADING PRICE AND VOLUME OF AURINIA SHARES

The Company commenced trading on the NASDAQ on September 2, 2014 under the trading symbol “AUPH”

Aurinia’s common shares were traded on the TSXV from January 1, 2014 to May 30, 2014 under the symbol “AUP”. On June 2, 2014, the Company’s common shares commenced trading on the TSX under the symbol “AUP” and continue to trade on the TSX.

The following table sets forth, for the periods indicated, the reported high and low prices (in Canadian dollars) and volume on shares traded for each month.

TSXV

Month	Price Range (CDN$)		Total Volume
	High	Low
January, 2014	$4.46	$3.50	153,561
February, 2014	$4.25	$3.14	164,644
March, 2014	$4.40	$2.75	306,019
April, 2014	$4.10	$2.79	339,331
May, 2014	$4.10	$3.35	95,859

TSX

Month	Price Range (CDN$)		Total Volume
	High	Low
June, 2014	$4.83	$3.56	291,796
July, 2014	$4.80	$3.50	117,070
August, 2014	$4.85	$3.50	320,511
September, 2014	$4.56	$3.50	146,710
October, 2014	$4.35	$2.75	262,964
November, 2014	$4.39	$3.26	227,401
December, 2014	$4.50	$3.88	154,537
January , 2015	$4.44	$3.94	653,733
February , 2015	$5.90	$3.86	735,749
March 1-25, 2015(1)	$7.00	$5.29	502,686

(1)	March 25, 2015 was the last trading day prior to the date of this AIF.

The following table sets forth, for the periods indicated, the reported high and low prices (in United States dollars) and the volume of shares traded for each month on NASDAQ.

NASDAQ

	Price Range (US $)		Total Volume
	High	Low
September, 2014	$4.24	$3.20	18,473
October, 2014	$4.01	$1.41	180,198
November, 2014	$4.35	$3.20	286,137
December, 2014	$5.39	$3.4992	331,640
January, 2015	$3.96	$3.08	523,951
February, 2015	$4.86	$3.03	769,040
March 1-25, 2015(1)	$5.65	$4.11	2,595,382

(1)	March 25, 2015 was the last trading day prior to the date of this AIF.

ESCROWED SECURITIES

There are no securities of the Company subject to escrow.

PRIOR SALES

The following table summarizes the distribution of securities other than common shares that were issued during the most recently completed financial year, identifying the type of security, the price per security, the number of securities issued, expiry date and the date on which the securities were issued.

Date	Type of Security	Price per Security	Number of Securities	Expiry Date
February 14, 2014	Warrants	$3.22US	4,729,843	February 14, 2019
February 18, 2014	Options	$3.50 CDN	1,192,000	February 18, 2019
November 18, 2014	Options	$3.91 CDN	20,000	November 18, 2019

DIRECTORS AND OFFICERS

The directors of the Company are elected by the shareholders at each annual meeting and typically hold office until the next annual meeting, at which time they may be re-elected or replaced. The officers are appointed by the Board and hold office pursuant to individual contractual obligations.

As at March 26, 2015, the names and municipalities of residence of the directors and officers of the Company and their principal occupations within the five preceding years are set forth below:

Name and Municipality of Residence	Position with the Company	Director/Officer since	Principal Occupation for Five Preceding Years

Stephen W. Zaruby Woodinville, Washington U.S.A.	President and CEO	November 2013	President and CEO of the Company since November 6, 2013; prior thereto was President of ZymoGenetics Inc.; Vice President, Global Head, Hospital Surgical Business Unit at Bayer Schering Pharma.

Dennis Bourgeault Edmonton, Alberta, Canada	CFO	May 1998	CFO of the Company since May, 1998.

Name and Municipality of Residence	Position with the Company	Director/Officer since	Principal Occupation for Five Preceding Years
Michael R. Martin Victoria, British Columbia Canada	COO	September, 2013	COO of the Company since September 2013; prior thereto was CEO of privately-held Aurinia Pharmaceuticals Inc.; Director, Global Business Development & Licensing at Vifor Pharma, formerly Aspreva Pharmaceuticals.

Neil Solomons Victoria, British Columbia Canada	CMO	September 2013	CMO of the Company since September 2013; prior thereto was Vice President, Research and Development at Vifor Pharma, formerly Aspreva Pharmaceuticals.

Robert Huizinga North Saanich, British Columbia, Canada	Vice President, Clinical Affairs	August 2011	Vice President, Clinical Affairs of the Company since August 2011, prior thereto was Senior Director of Clinical Affairs of the Company.

Lawrence D. Mandt Qualicum Beach, British Columbia Canada	Vice President, Regulatory and Quality	September 2013	Vice President Regulatory and Quality of the Company since September 2013; independent regulatory consultant from 2010-2013; Senior Vice President, Global Regulatory Affairs at Vifor Pharma; Vice President Regulatory Affairs at Aspreva Pharmaceuticals.

Richard Glickman Victoria, British Columbia Canada	Director; Chairman of the Board	August 2013	Chairman of the Board Aurinia Pharmaceuticals Inc.; Chairman of the Board Aspreva Pharmaceuticals Inc.; CEO Aspreva Pharmaceuticals Inc.; CEO StressGen Pharmaceuticals Inc.

Benjamin Rovinski Thornhill, Ontario Canada	Director	September 2013	Managing Director, Lumira Capital

Daniel S. Park Seoul, South Korea	Director	August 2013	July 2014 to present – CEO/President of ILJIN Composites, January to July, 2014 - President of ILJIN Group; Executive Vice President of ILJIN Group 2010-2013; prior thereto was Senior Vice President of ILJIN Group.

Chris Kim Seoul, South Korea	Director	August 2013	CEO, Lumirich Co. and Fibrane Co. of Korea.

Charles A. Rowland, Jr. Furlong, Pennsylvania USA	Director	July 2014	Certified Public Accountant.2008 to 2014 Vice President and CFO of Viro-Pharma Incorporated, an international biopharmaceutical company.

Directors and officers of the Company, as of March 26, 2015, beneficially own, directly or indirectly, 2,342,140 common shares representing 7.33% of the outstanding common shares of the Company.

EXECUTIVE OFFICERS AND DIRECTORS

The following are brief biographies of the Company’s executive officers and directors.

Stephen W. Zaruby, President and CEO

Stephen Zaruby has over 20 years’ experience in the highly complex biopharmaceutical industry. Expertise has been demonstrated in the executive general management of fully-integrated biotechnology and pharmaceutical corporations in both the U.S. and Europe, with over-sight including business development, finance, product development, regulatory affairs, manufacturing, various general and administrative functions, and global commercial operations incorporating sales, marketing, and product distribution. Mr. Zaruby was president of ZymoGenetics Inc., a publically-traded, Seattle-based biotechnology company, until the time of its acquisition by Bristol-Myers Squibb. Prior to this he worked within the pharmaceutical division of Bayer Healthcare for many years, holding several different positions with leadership of one of their global strategic business units as his last operational posting.

Dennis Bourgeault, C.A., CFO

Dennis Bourgeault has been the CFO of the Company since 1998 and is responsible for the financial operations of the Company. He was the controller for a private industrial distribution company for six years from 1992 to 1998 and prior to this time he was a senior manager in public accounting at KPMG. Mr. Bourgeault obtained his Chartered Accountant designation in 1984 and earned a Bachelor of Commence Degree from the University of Alberta.

Michael R. Martin, COO

Michael Martin was formerly CEO, director and co-founder of the privately held Aurinia Pharma Corp. which was acquired in 2013 by the Company. In his current role with Aurinia, Mr. Martin is responsible for managing company functions such as corporate and business development, alliance management, investor relations, intellectual property and pre-commercial market planning. Mr. Martin is a biotech/pharmaceutical executive with over 19 years industry experience. Mr. Martin joined Aurinia from Vifor Pharma where he held the position of Director, Global Business Development & Licensing. Prior to Vifor, Mr. Martin was a key member of the business development team that saw Aspreva sold to Galenica for $915M. Upon joining Aspreva in 2004, Mr. Martin initiated the strategic launch planning process for CellCept® in “less-common” autoimmune diseases. These included such indications as pemphigus vulgaris, myasthenia gravis, and lupus nephritis. Prior thereto, Mr. Martin held a variety of progressively senior commercial positions at Schering-Plough. Mr. Martin spent time in Europe where he was responsible for the rheumatology business unit for Remicade® in France. In addition while at Schering-Plough, Mr. Martin was the brand manager responsible for the Canadian launch of Remicade (infliximab).

Neil Solomons, M.D., CMO

Dr. Neil Solomons is responsible for managing, developing, guiding and coordinating Aurinia’s clinical development group and its activities. He is also Aurinia’s senior medical spokesperson to investigators, scientific advisors and investors. Dr. Solomons is an experienced pharmaceutical physician with more than 15 years of clinical development and medical affairs experience in both big pharma and biotech. He is a recognized expert in rare-disease drug development and is widely published in this field. Prior to Aurinia Dr. Solomons worked at Vifor Pharma, formerly Aspreva Pharmaceuticals Inc., where he held the position of Vice President, Research and Development being the lead clinician in the development of CellCept® in rare diseases. Dr. Solomons led CellCept Clinical Development teams of over 50 people that saw the completion, reporting and publication of studies in pemphigus vulgaris, myasthenia gravis, both industry firsts, and the successful landmark LN study called the Aspreva Lupus Management Study (ALMS). He was responsible for all clinical development activities from Phases 1 to 3, as well as participating in the formulation of R&D strategy, portfolio management, and due diligence efforts. Prior to Vifor & Aspreva, Dr. Solomons held a variety of positions at Roche in both Global Clinical Development and Medical Affairs in transplantation, virology and auto-immune diseases. While at Roche, Dr. Solomons led a diverse team in the development and implementation of post-marketing studies with a budget exceeding $15 million for its transplantation (CellCept® and Zenapax®) and virology (Cytovene®) franchises. Dr. Solomons qualified in medicine in 1991 receiving his MB BS (MD) at Guys Hospital Medical School, London. He subsequently worked as a physician in London UK, completing specialist training in anesthesia and intensive care.

Robert B. Huizinga, RN NNC, MSc(Epi), CNeph(C), Vice President, Clinical Affairs

Mr. Huizinga has been with the Company since 2002, focused on managing the global clinical development of voclosporin. Before joining the Company, Mr. Huizinga was a Nephrology and Transplantation nursing specialist with 14 years of clinical and research experience where he was involved in more than 60 clinical trials from Phase I through Phase IV. He has acted as a consultant to nephrology and transplantation pharmaceutical companies, and has lectured extensively. Mr. Huizinga holds a M.Sc. in medicine (epidemiology) from the University of Alberta, is a registered nurse, certified in nephrology, and a member of Sigma Theta Tau (Honor Society of Nursing).

Lawrence D. Mandt, Vice President Regulatory and Quality

As Vice President Quality & Regulatory Affairs, Mr. Mandt is responsible for regulatory strategy, as well as implementation of the Company’s regulatory projects. Mr. Mandt brings over 30 years’ experience in global regulatory affairs, in large and small companies, across a variety of therapeutic areas. Prior to Aurinia, Mr. Mandt worked as an independent regulatory consultant after leaving Vifor Pharma as Senior Vice President, Global Regulatory Affairs in 2010. During his time with Vifor Pharma, he served as a member of the Leadership Team (LST) and successfully led the consolidation of the regulatory affairs function after the acquisition of Aspreva Pharmaceuticals where he was Vice President, Regulatory Affairs. While with Aspreva, Mr. Mandt was a key contributor to the regulatory strategies, tactics and operational activities associated with the CellCept® autoimmune programs, conducted in collaboration with Roche. Before joining Aspreva in 2004, Mr. Mandt was Senior Vice President, Regulatory and Quality Affairs at QLT, Inc. During his time with QLT, QLT gained approval of Visudyne, the first drug ever approved for the treatment of age related macular degeneration. Approvals were obtained in the USA, the EU and 70+ other countries. Prior to QLT, Mr. Mandt led the regulatory and medical affairs function for CIBA Vision Opthalmics (ultimately became Novartis Ophthalmics) for eight years, gaining approval of that company’s first entirely internally developed new drug, Zaditor, for the treatment of ocular allergies. In addition to the development activities underway, applications for 25 ANDA/NDA products were effectively managed to extend life cycle and meet the needs of the business. Previous to his time at CIBA/Novartis, Mr. Mandt worked in research and development and regulatory positions of increasing responsibilities at Bausch & Lomb Inc, first in the SOFLENS division and then in the pharmaceuticals division of the company, eventually becoming Director, Regulatory Affairs. Highlights during his career at Bausch include launching major new OTC and Rx products and gaining approval for a new state of the art manufacturing facility. Mr. Mandt began his career as a microbiologist at Merck, Sharp and Dohme, at their vaccine facility in West Point, PA, USA.

Richard M. Glickman, L.L.D. (Hon), Director, Chairman of the Board

Dr. Glickman presently serves as the Company’s Chairman of the Board. He previously was a co-founder and has served as the Executive Chairman of the Company for the period September 20, 2013 to February 28, 2014 and as CEO for the period October 22, 2013 to November 5, 2013. He was a co-founder, Chairman and CEO of Aspreva Pharmaceuticals (“Aspreva”). Prior to establishing Aspreva, Dr. Glickman was the co-founder and CEO of StressGen Biotechnologies Corporation. Since 2000, Dr. Glickman has served as the Chairman of the Board of Vigil Health Solutions Inc., a healthcare services company, as Lead Director for Cardiome Pharmaceuticals Inc., as founding Chairman of the Board of Essa Pharmaceuticals Inc., and Chairman of the Board of Engene Inc. Dr. Glickman was also the founder and a director of Ontario Molecular Diagnostics, a diagnostic facility that evolved into the largest molecular diagnostic laboratories in Canada. He co-founded Probtec Corporation, a rational drug design and molecular genetics firm, where he established and introduced the first licensed DNA-based forensic and paternity testing services in Canada. He has served on numerous biotechnology and community boards including roles as Chairman of Life Sciences B.C. (formerly the British Columbia Biotechnology Alliance), Director of the Canadian Genetic Disease Network, a member of the federal government’s National Biotechnology Advisory Committee, a member of the British Columbia Innovation Council and as a Director for the Vancouver Aquarium.

Benjamin Rovinski, Ph.D., Director

Dr. Benjamin Rovinski has 27 years of investment, operational, managerial and research experience in the healthcare sector. He joined Lumira Capital in 2001, where he is a Managing Director, with an investment focus on mid-to late-stage private and public life sciences companies. Prior to joining Lumira Capital, Dr. Rovinski held several senior management positions in the biotechnology sector, including 13 years at Sanofi Pasteur where he was a senior scientist and director of molecular virology. He led global R&D programs in the areas of HIV/AIDS and therapeutic cancer vaccines, bringing several of them through to clinical-stage. Dr. Rovinski received a PhD in biochemistry from McGill University in Montréal and did post-doctoral studies in molecular oncology and retrovirology at the Ontario Cancer Institute in Toronto. He obtained his undergraduate degree from Rice University in Houston. Dr. Rovinski’s current and past board roles and investment responsibilities include several private and public companies, including KAI Pharmaceuticals (acquired by Amgen); Morphotek (acquired by Eisai); Cervelo Pharmaceuticals; Health Hero Network (acquired by Bosch); Avalon Pharmaceuticals (NASDAQ: AVRX; acquired by Clinical Data, Inc.); Inovise Medical, Inc.; Protana; Signature Biosciences; and SGX Pharmaceuticals (NASDAQ: SGXP; acquired by Eli Lilly). He also serves on the board of directors of Life Sciences Ontario. Dr. Rovinski is fluent in English, French and Spanish. He has published over 25 scientific articles and reviews and is the recipient of 29 issued patents.

Daniel Park, Director

Mr. Park is currently CEO and President of ILJIN Composites. He served as President of ILJIN Group from January, 2014 to July, 2014; Executive Vice President of ILJIN Group 2010-2013; prior thereto was Senior Vice President of ILJIN Group. He started his management career with ETEX Corp, an advanced biomaterials company focusing on products that promote bone repair and enable controlled delivery therapies in 1988. ETEX is one of the subsidiaries of ILJIN Group, and Mr. Park has since worked in numerous ILJIN Group companies including ILJIN Display Co., Ltd. and ILJIN Diamond Co., Ltd. in senior management positions. He is presently in the Planning Office of ILJIN Group which contains multiple subsidiary companies ranging from the Jeonju Television Co., Ltd. to ILJIN Electricity Co., Ltd. Mr. Park holds Masters of Business Administration (University of California at Los Angeles), along with a Masters and a Bachelor’s degree in Economics from Seoul National University.

Chris Kim, Ph.D., Director

Dr. Kim is currently CEO, Lumirich Co. and Fibrane Co., both in Korea dating from 2008 to present. Prior to that, Dr. Kim was Vice-president, Sales and Marketing at Samsung SDI Co, Korea, where he was in charge of Samsung SDI’s worldwide display panel sales and marketing. During his tenure with Samsung SDI Co., Dr. Kim had increasing responsibilities from 1986 to 1999 while at companies including NSF Polymer Research Center, VPI, in Blacksburg, Virginia, USA; Exxon-Mobil Corp., in Rochester, NY, USA; Corning Inc., in Corning, NY, USA; Lam Research Corp., in Fremont, California, USA, and Fujitsu Inc., in San Jose, California, USA. Dr. Kim has an undergraduate science degree in chemical engineering from Seoul National University (1985) and a PhD in chemical engineering (1989) from Virginia Tech., Blacksburg, Virginia, USA. He also has more than ten technical publications, one book chapter, and numerous worldwide patents, and is fluent in three languages.

Charles A. Rowland, Jr., CPA, MBA, Director, Chair of the Audit Committee

Mr. Charles A. Rowland, Jr., CPA, MBA, was most recently the Vice President and CFO of ViroPharma Incorporated, an international biopharmaceutical company, until it was acquired by Shire plc in January 2014. He has 34 years of diversified experience across a broad field of financial areas. Mr. Rowland has experience in all areas of finance and accounting, including financial reporting, tax, treasury, and strategic financial planning, as well as investor relations and IT. Prior to joining ViroPharma in 2008, Mr. Rowland was the Executive Vice President and CFO, as well as the interim Co-CEO, for Endo Pharmaceuticals Inc., a specialty pharmaceutical company with a primary focus in pain management, where he served from 2006 to 2008. Mr. Rowland previously held positions of increasing responsibility at Biovail Corporation, Breakaway Technologies, Inc., Pharmacia Corporation, Novartis AG and Bristol-Myers Squibb Co. Mr. Rowland joined the board of directors and chairs the audit committee of Bind Therapeutics, as of May 2014, Vitae Pharmaceuticals, as of September 2014. In addition, he is also a member of the supervisory board and chairs the audit committee of Nabriva Therapeutics, a privately held company based in Vienna, Austria as of January 2015. On March 20, 2015 he joined the board of Blueprint Medicines, a private company based in Boston, Massachusetts and chairs the audit and compensation committees. He is also a board member of the Philadelphia chapter of Financial Executives International. Previously, he served on the board of Idenix Pharmaceuticals until its acquisition by Merck. Mr. Rowland holds an M.B.A. with a finance concentration from Rutgers University and a B.S. in Accounting from Saint Joseph’s University.

COMMITTEES OF THE BOARD

The Company has three standing committees: the Audit Committee, the Governance Committee and the Compensation Committee. Current members of these committees are identified in the following table:

Committee	Members

Audit Committee (1)	Charles A. Rowland, Jr. (Chair) Benjamin Rovinski Richard Glickman

Governance Committee	Richard Glickman (Chair) Daniel S. Park Stephen Zaruby

Compensation Committee	Benjamin Rovinski (Chair) Daniel S. Park Richard Glickman

(1)	Detailed information on the Audit Committee is attached as Schedule 1.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Unless otherwise disclosed in this AIF, to the knowledge of the directors and officers of the Company, no director or executive officer of the Company:

(a)	is, or has been within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer; or

(ii)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while he was acting in the capacity of a director, chief executive officer or chief financial officer; or

(b)	is, or has been within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No director has been subject to:

(d)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not aware of, as of March 26, 2015, any legal proceedings against the Company that would involve a claim for damages that exceed ten per cent of the current assets of the Company.

No penalties or sanctions have been imposed against the Company by a court relating to securities legislation or any securities regulatory authority in 2014, nor has the Company entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during such financial year ended December 31, 2014. No other penalties or sanctions have been imposed by a court or regulatory body against the Company which would likely be considered important to a reasonable investor in making an investment decision respecting the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

This section includes a description of the material interest, direct or indirect, of directors or executive officers of the Company, persons or companies that beneficially own, control, or direct more than 10% of the voting securities of the Company, or an associate or affiliate of any of such directors, executive officers, persons or companies, in the transactions conducted by the Company within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

(A)

The Company and ILJIN entered into the DDLA, effective January 28, 2011, for the further clinical and commercial development of voclosporin for use in transplant indications applicable to voclosporin. Mr. Chin-Kyu Huh was elected a director of Pharma on December 15, 2010 at a special meeting of the shareholders. Mr. Huh was appointed Chairman of the Board on March 18, 2011 and resigned from the Board on July 28, 2011. The DDLA was terminated in connection with the Plan of Arrangement transaction which closed on September 20, 2013. For additional information on the DDLA, please see section Three Year History earlier in this document.

CONFLICTS OF INTEREST

To the knowledge of Aurinia, and other than as disclosed herein, there is no known existing or potential material conflicts of interest among Aurinia, its directors and officers, or a subsidiary of Aurinia or other members of management as a result of their outside business interests, except that certain of its directors may serve as directors of other companies and therefore it is possible that a conflict may arise between their duties to Aurinia and their duties as a director of such other companies. See “Risk Factors-The Company is dependent upon its key personnel to achieve its business objectives”.

TRANSFER AGENT AND REGISTRAR

The co- transfer agents and co-registrars of Aurinia Pharmaceuticals Inc. are Computershare Investor Services Inc. located at its principal offices in Calgary, Alberta and Toronto, Ontario and Computershare Trust Company, N.A. located at its principal offices in Golden, Colorado.

MATERIAL CONTRACTS

The Company currently has the following material contracts:

1.	Paladin currently has the rights to market, sell, and distribute voclosporin in Canada, Israel and South Africa and is required to make payments to the Company equal to: (i) 20% of net sales, in the Canada, Israel and South Africa, less manufacturing costs until June 18, 2016; and (ii) 20% of net royalties received from third party sales, in the Paladin Territories until June 18, 2016. In addition, Paladin will receive 2% of any milestone payments, development payments, royalties, and net profit splits paid to the Company, related to voclosporin outside Canada, Israel and South Africa.

2.	Under the terms of an agreement dated February 14, 2014 whereby Dr. Robert Foster’s employment as CSO was terminated by the Company, it was confirmed that effective March 8, 2012 pursuant to a resolution of the Board, Dr. Foster was entitled to receive 2% of royalty licensing revenue for royalties received on the sale of voclosporin by licensees and/or 0.3% of net sales of voclosporin sold directly by the Company, to be paid quarterly as that revenue is received by the Company. Should the Company sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger in a manner such that this payment obligation is no longer operative, then Dr. Foster will be entitled to receive 0.3% of the value attributable to voclosporin in the transaction. As Dr. Foster’s employment was terminated without just and sufficient “cause” as set forth in his CSO employment agreement, he is entitled to receive the royalty licensing revenues he would have been entitled to receive had his employment not been terminated.

3.	Under the terms of the subscription agreement for the February 14, 2014 private placement offering, the Company granted the subscribers, in the aggregate, the right to nominate two persons for election to the Company’s board of directors.

INTERESTS OF EXPERTS

The Company’s independent auditors are PricewaterhouseCoopers LLP, who have issued an independent auditor’s report dated March 26, 2015 in respect of the Company’s Consolidated Financial Statements, which comprise the Consolidated Statements of Financial Position as at December 31, 2014, December 31, 2013 and January 1, 2013 and the Consolidated Statements of Operations and Comprehensive Loss, Consolidated Statements of Changes in Shareholders’ Equity (Deficit) and Cash Flows for the years ended December 31, 2014 and December 31, 2013, and the related notes. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and the rules of the United States Securities and Exchange Commission.

ADDITIONAL INFORMATION

Additional information with respect to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s common shares and securities authorized for issuance under equity compensation plans will be contained in the management information circular that will be prepared and filed in connection with the 2015 annual general meeting. Additional financial information is also available in the Company’s comparative audited consolidated financial statements, together with the auditor’s report thereon, and the related Management Discussion and Analysis for its most recently completed fiscal year ended December 31, 2014.

Additional information regarding the Company is available on the SEDAR website located at www.sedar.com, on EDGAR at www.sec.gov, or on the Company’s corporate website located at www.auriniapharma.com, or upon request addressed to Michael Martin, COO, at #1203, 4464 Markham Street, Victoria, British Columbia V8Z 7X8.

SCHEDULE 1 - AUDIT COMMITTEE INFORMATION

1.	The Audit Committee’s Charter

The Company’s Audit Committee Charter is available in the governance section of the Company’s website at www.auriniapharma.com and is attached as Schedule 2 to this AIF.

2.	Composition and Relevant Education and Experience

The Audit Committee is comprised of three independent directors: Charles A. Rowland, Jr. (Chair), Richard M. Glickman and Benjamin Rovinski. A description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member may be found above under the heading “Directors and Executive Officers”.

Under the SEC rules implementing the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one audit committee financial expert. The Board has determined that Charles A. Rowland, Jr. qualifies as an audit committee financial expert under such rules. In addition, all members of the Audit Committee are considered financially literate under applicable Canadian and U.S. laws.

3.	Pre-approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Company’s external auditors and approve in advance the provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. Such advance approval authority may be delegated by the Audit Committee to the Chair of the Audit Committee who is “independent” and “unrelated”.

2.	External Auditor Service Fees (By Category)

The aggregate fees recorded for professional services rendered by PricewaterhouseCoopers LLP for the Company and its subsidiaries for the years ended December 31, 2014 and 2013, respectively are as follows:

Fiscal year ended	2014 (in CDN$)		% of Total Fees	2013 (in CDN$)		% of Total Fees
Audit fees (for audit of the Company’s annual financial statements and services provided in connection with statutory and regulatory filings)(1)	$185,000		57.3%	$79,380		50.2%
Audit related fees, including review of the Company’s quarterly financial statements(2)	$72,250		22.4%	$46,725		29.5%
Tax fees (tax compliance, tax advice and planning)(3)	$21,630		6.7%	$5,250		3.3%
All other fees	$43,987	(4)	13.6%	$26,775	(5)	17%

Total fees	$322,867		100%	$158,130		100%

(1)	These fees include professional services provided by the external auditor for the statutory audits of the annual financial statements. The total for 2014 ($185,000) consists of $42,000 related to interim billings for the 2014 audit and $143,000 related to the fees for the 2013 audit. The total of $79,380 for 2013 related to fees for the 2012 audit.
(2)	These fees relate to performing review engagement services on the Company’s quarterly financial statements and other audit related services.
(3)	These fees include professional services for tax compliance, tax advice, tax planning and various taxation matters.
(4)	These fees include professional services for assistance with the Filing of Form 40-F Registration Statement as required in conjunction with obtaining the NASDAQ listing.
(5)	These fees include professional services for reporting and filing requirements related to the Plan of Arrangement with Aurinia Pharma Corp.

SCHEDULE 2 - AUDIT COMMITTEE CHARTER

AURINIA PHARMACEUTICALS INC.

AUDIT COMMITTEE CHARTER

The term “Company” refers to Aurinia Pharmaceuticals Inc., the term “Board” refers to the board of directors of the Company.

PURPOSE

The Audit Committee (the “Committee”) is a standing committee appointed by the Board to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s financial reporting including responsibility to:

•	oversee the integrity of the Company’s consolidated financial statements and financial reporting process, including the audit process and the Company’s internal accounting controls and procedures and compliance with related legal and regulatory requirements;

•	oversee the qualifications and independence of the Company’s external auditors;

•	oversee the work of the Company’s financial management and external auditors in these areas; and

•	provide an open avenue of communication between the external auditors, and the Board and the officers (collectively, “Management”) of the Company.

In addition, the Committee will review and/or approve any other matter specifically delegated to the Committee by the Board.

COMPOSITION AND PROCEDURES

In addition to the procedures and powers set out in any resolution of the Board, the Committee will have the following composition and procedures:

1.	Composition

The Committee shall consist of no fewer than three (3) members. None of the members of the Committee shall be an officer or employee of the Company or any of its subsidiaries, and each member of the Committee shall be an “independent director” (in accordance with the definition of “independent director” established from time to time under the requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the Company’s shares are listed for trading).

2.	Appointment and Replacement of Committee Members

Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a director. The Board may fill vacancies on the Committee by election from among its members. The Board shall fill any vacancy if the membership of the Committee is less than three directors. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its power so long as a quorum remains in office. Subject to the foregoing, the members of the Committee shall be elected by the Board annually and each member of the Committee shall hold office as such until the next annual meeting of shareholders after his or her election or until his or her successor shall be duly elected and qualified.

3.	Financial literacy

All members of the Committee should be “financially literate” (as that term is interpreted by the Board in its reasonable judgment or as may be defined from time to time under the requirements or guidelines for audit committee service under securities laws and the rules of any stock exchange on which the Company’s shares are listed for trading) or must become financially literate within a reasonable period of time after his or her appointment to the Committee.

4.	Separate Executive Meetings

The Committee will endeavour to meet at least once every quarter, if required, and more often as warranted, with the Chief Financial Officer and the external auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately.

5.	Professional Assistance

The Committee may retain special legal, accounting, financial or other consultants to advise the Committee at the Company’s expense.

6.	Reliance

Absent actual knowledge to the contrary (which will be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Company from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations and (iii) representations made by the Chief Financial Officer, the Company, senior management and the external auditors, as to any information, technology, internal audit and other non-audit services provided by the external auditors to the Company and its subsidiaries.

7.	Review of Charter

The Committee will periodically review and reassess the adequacy of this Charter as it deems appropriate and recommend changes to the Board. The Committee will evaluate its performance with reference to this Charter. The Committee will approve the form of disclosure of this Charter, where required by applicable securities laws or regulatory requirements, in the annual proxy circular or annual report of the Company.

8.	Delegation

The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that lawfully may be delegated.

9.	Reporting to the Board

The Committee will report through the Committee Chair to the Board following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Charter.

SPECIFIC MANDATES OF THE COMMITTEE

The Committee will:

I.	In Respect of the Company’s External Auditors

(a)	review the performance of the external auditors of the Company who are accountable to the Committee and the Board as the representatives of the shareholders of the Company, including the lead partner of the independent auditor team and make recommendations to the Board as to the reappointment or appointment of the external auditors of the Company to be proposed in the Company’s proxy circular for shareholder approval and shall have authority to terminate the external auditors;

(b)	review the reasons for any proposed change in the external auditors of the Company which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed replacement auditors before making its recommendation to the Board;

(c)	approve the terms of engagement and the compensation to be paid by the Company to the Company’s external auditors;

(d)	review the independence of the Company’s external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards;

(e)	approve in advance all permitted non-audit services to be provided to the Company or any of its affiliates by the external auditors or any of their affiliates, subject to any de minimus exception allowed by applicable law; the Committee may delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this subsection;

(f)	review the disclosure with respect to its pre-approval of audit and non-audit services provided by the Company’s external auditors;

(g)	approve any hiring by the Company or its subsidiaries of employees or former employees of the Company’s external auditors;

(h)	review a written or oral report describing:

(i)	critical accounting policies and practices to be used in the Company’s annual audit,

(ii)	alternative treatments of financial information within generally accepted accounting principles that have been discussed with Management and that are significant to the Company’s consolidated financial statements, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors, and

(iii)	other material written communication between the Company’s external auditors and Management, such as any management letter or schedule of unadjusted differences;

(i)	review with the external auditors and Management the general audit approach and scope of proposed audits of the consolidated financial statements of the Company, the objectives, staffing, locations, co-ordination and reliance upon Management in the audit, the overall audit plans, the audit procedures to be used and the timing and estimated budgets of the audits;

(j)	if a review engagement report is requested of the external auditors, review such report before the release of the Company’s interim consolidated financial statements;

(k)	discuss with the external auditors any difficulties or disputes that arose with Management during the course of the audit, any restrictions on the scope of activities or access to requested information and the adequacy of Management’s responses in correcting audit-related deficiencies;

II.	In Respect of the Company’s Financial Disclosure

(a)	review with the external auditors and Management:

(i)	the Company’s audited consolidated financial statements and the notes and Managements’ Discussion and Analysis relating to such consolidated financial statements, the annual report, the annual information form, the financial information of the Company contained in any prospectus or information circular or other disclosure documents or regulatory filings of the Company, the recommendations for approval of each of the foregoing from each of the Chairman of the Board, President and Chief Executive Officer, and Chief Financial Officer of the Company and based on such recommendations provide, where applicable, its own recommendations to the Board for their approval and release of each of the foregoing to the public;

(ii)	the Company’s interim consolidated financial statements and the notes and Managements’ Discussion and Analysis relating to such consolidated financial statements, and either, in the discretion of the Audit Committee, (A) approve and release each of the foregoing to the public, or (B) provide, where applicable, its own recommendation to the Board for their approval and release of each of the foregoing to the public;

(iii)	the quality, appropriateness and acceptability of the Company’s accounting principles and practices used in its financial reporting, changes in the Company’s accounting principles or practices and the application of particular accounting principles and disclosure practices by Management to new transactions or events;

(iv)	all significant financial reporting issues and judgments made in connection with the preparation of the Company’s consolidated financial statements, including the effects of alternative methods in respect of any matter considered significant by the external auditor within generally accepted accounting principles on the consolidated financial statements and any “second opinions” sought by Management from an independent or other audit firm or advisor with respect to the accounting treatment of a particular item;

(v)	the effect of regulatory and accounting initiatives on the Company’s consolidated financial statements and other financial disclosures;

(vi)	any reserves, accruals, provisions or estimates that may have a significant effect upon the consolidated financial statements of the Company;

(vii)	the use of special purpose entities and the business purpose and economic effect of off balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Company and their impact on the reported financial results of the Company;

(viii)	any legal matter, claim or contingency that could have a significant impact on the consolidated financial statements, the Company’s compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Company’s consolidated financial statements;

(ix)	review the treatment for financial reporting purposes of any significant transactions that are not a normal part of the Company’s operations;

(x)	the use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles;

(b)	review and resolve disagreements between Management and the Company’s external auditors regarding financial reporting or the application of any accounting principles or practices;

(c)	review earnings press releases, as well as financial information and earnings guidance provided to analysts and ratings agencies, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Company gives earning guidance;

(d)	establish and monitor procedures for the receipt and treatment of complaints received by the Company regarding accounting, internal accounting controls or audit matters and the anonymous submission by employees of concerns regarding questionable accounting or auditing matters and review periodically with the Management these procedures and any significant complaints received; and

(e)	review and discuss the Company’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.

III.	In Respect of Insurance

(a)	review periodically insurance programs relating to the Company and its investments;

IV.	In Respect of Internal Controls

(a)	review the adequacy and effectiveness of the Company’s internal accounting and financial controls based on recommendations, if any, from Management and the external auditors for the improvement of accounting practices and internal controls;

(b)	oversee compliance with internal controls and the Code of Business Conduct;

V.	In respect of Other Items

(a)	on an annual basis review and assess committee member attendance and performance and report thereon to the Board and review this Charter and, if required implement amendments to this Charter;

(b)	on a quarterly basis review compliance with the Disclosure Policy of the Company; and

(c)	on a quarterly basis review any related-party transactions.

OVERSIGHT FUNCTION

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s consolidated financial statements are complete and accurate or are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of Management and the Company’s external auditors. The Committee, its Chair and any Committee members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities. Although the designation of a Committee member as having accounting or related financial expertise for disclosure purposes or otherwise is based on that individual’s education and experience which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Committee member who is identified as having accounting or related financial expertise, like the role of all Committee members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure.

SCHEDULE 3 - GLOSSARY OF TERMS AND DEFINITIONS

In this annual information form, the following capitalized words and terms shall have the following meanings:

“3SBio” means 3SBio, Inc.;

“AIF” means the Annual Information Form of the Company dated March 26, 2015 for the fiscal year ended December 31, 2014;

“ALMS” means the Aspreva Lupus Management Study;

“API” means active pharmaceutical ingredient;

“Aspreva” means Aspreva Pharmaceuticals Inc.;

“Board”, means the board of directors of the Company;

“Calcineurin” means a specific enzyme (phosphatase enzyme) that can have its activity inhibited by immunosuppressive (anti-organ rejection) drugs, including, for example, cyclosporine;

“CellCept®” means the brand name of MMF;

“CEO” means Chief Executive Officer;

“CFO” means Chief Financial Officer;

“CMO” means Chief Medical Officer;

“CNI” means calcineurin inhibitors, the cornerstone of therapy for the prevention of organ transplant rejection;

“Company” means Aurinia Pharmaceuticals Inc. and (unless the context specifies or implies otherwise) its subsidiaries;

“COO” means Chief Operating Officer;

“CRL” means Complete Response Letter;

“CRO” means Contract Research Organization;

“CSO” means Chief Scientific Officer;

“CTA” means Clinical Trial Application;

“Cyclosporine” means a drug that suppresses the immune system and is used to prevent rejection following organ transplantation;

“DDLA” means the Development, Distribution and License Agreement between the Company and ILJIN effective January 28, 2011;

“EMA” means the European Medicines Agency;

“EU” means European Union;

“FDA” means the Food and Drug Administration of the United States Government;

“ILJIN” means ILJIN Life Science Co., Ltd.;

“IND” means investigational new drug;

“IRB” means Institutional Review Board;

“LN” means lupus nephritis;

“Lonza” means Lonza Ltd.;

“Lux” means Lux BioSciences, Inc.;

“MAA” means Marketing Authorization Application;

“MMF” means mycophenolate mofetil;

“MPA” means mycophenolic acid, the active metabolite of MMF;

“MTT” means multi-targeted therapeutic;

“NASDAQ” means the NASDAQ Global Market Exchange;

“NDA” means New Drug Application made to a regulatory agency;

“Paladin” means Paladin Labs Inc.;

“Paladin Territories” means Canada, Israel, Central and South America, South Africa and Mexico prior to January 28, 2011; and Canada, Israel and South Africa after January 28, 2011;

“Phamacokinetics” means the processes of drug absorption, distribution, metabolism and escretion in a living system (e.g., in humans);

“REB” means Research Ethics Board;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“SLE” means systemic lupus erythematosus;

“Supply Agreement” means the Supply Agreement dated the 18th day of June, 2009 between Paladin and the Company for the supply of API for use in clinical studies and other research and development projects.

“TSX” means the Toronto Stock Exchange;

“TSXV” means TSX Venture Exchange;

“Vifor” means Vifor (International) AG; and

“Warrants” means warrants to purchase common shares in the capital of the Company, with each whole warrant being exercisable to purchase one common share.